Exhibit (c)(2)
Fairness Opinion on the Offered Price for One Share of Class A Common Stock of Orion HealthCorp, Inc. as of September 6, 2007

600 Galleria Parkway Suite 1850 Atlanta, Georgia 30339 Phone 770-432-0308 Fax 770-432-4138 www.adamscapital.com
September 17, 2007
Special Committee of the Board of Directors of Orion HealthCorp, Inc.
Orion Healthcorp, Inc.
1805 Old Alabama Road
Suite 350
Roswell, Georgia 30076
Fairness Opinion on the Offered Price for Shares of Class A Common Stock in Orion HealthCorp, Inc.
Adams Capital, Inc. was retained by the Special Committee of the Board of Directors (the “Special Committee”) of Orion HealthCorp, Inc. (“Orion” or the “Company”) to render an opinion (the “Opinion”) as to the fairness, from a financial point of view, for the transaction whereby the Company will effect a 1-for-2500 reverse stock split (the “Transaction”) of its Class A shares (the “Shares”), with the result that the shareholders owning less than 2500 Shares (the Cashed-Out Shareholders”) will have such shares cancelled and converted into the right to receive an amount of $0.23, in cash, for each Class A share owned (the “Cash Consideration”) potentially followed by a forward stock split at a ratio to be determined. You have requested our Opinion as to whether the Cash Consideration to be paid to the Cashed-Out Shareholders in connection with the Transaction is fair to the unaffiliated shareholders (defined as those shareholders who are not insiders, members of the Board or holders of 10% or more of the Shares) of the Company, including the Cashed-Out-Shareholders, from a financial point of view. The Opinion considers our conclusion on a non-controlling, marketable basis.
The standard of value is fair market value. The generally accepted definition of fair market value comes from IRS Revenue Ruling 59-60. Revenue Ruling 59-60 defines fair market value as:
The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.
MAXIMIZING VALUE THROUGH KNOWLEDGE™

Special Committee of the Board of Directors of Orion HealthCorp, Inc.
Orion HealthCorp, Inc.
September 17, 2007

Any methodology used to determine fair market value should conform to Revenue Ruling 59-60’s hypothetical standard. Accordingly, in our determination of fair market value, we consider factors specified in Revenue Ruling 59-60, 1959-1 C.B. 237, as summarized below:
•	The entity’s nature and history

•	The economic outlook of the specific industry and the general economy

•	The book value of the entity’s stock and the entity’s financial condition

•	The entity’s earning capacity

•	The entity’s dividend paying capacity

•	Whether the entity has goodwill or other intangible value

•	Prior sales of stock and the size of the block of stock to be valued

•	The market price of publicly traded stocks of companies engaged in the same or a similar line of business
In estimating the Shares’ fair market value, Adams Capital employs the income approach (the discounted cash flow method). The income approach captures the total value of the Company’s operations, including any goodwill or intangible value that may be present. We considered the market approach by attempting to identify comparable publicly traded companies (comparable company method) and acquisition transactions involving comparable publicly and privately held companies (comparable transaction method). However, we did not apply either method of the market approach as it was determined that there was lack of sufficiently comparable companies from which to draw reasonable value conclusions. We also considered the asset-based approach, whereby concluded value would be based on the Company’s net asset value, but determined that the asset approach was inappropriate as a liquidation event of the Company in the near term is not foreseen and the book value approach would likely result in an understated determination of value.

Special Committee of the Board of Directors of Orion HealthCorp, Inc.
Orion HealthCorp, Inc.
September 17, 2007

A summary of the Company’s offered price relative to recent market share prices and the fair market value analysis of the Shares is provided below.
Based upon our analyses, and the facts and circumstances as of the valuation date, September 6, 2007, it is our Opinion that the proposed Transaction is fair, from a financial point of view to unaffiliated shareholders, including the Cashed-Out Shareholders.
These conclusions are based on the Assumptions and Limiting Conditions in our report, as well as the facts and circumstances as of the valuation date.
The approaches and methodologies used in our work do not constitute an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the fair presentation of financial statements or other financial information, including prospective information, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information, including prospective information, or other data provided to us by the management of the Company or others. We assume that the financial and other information, including prospective information, provided to us is accurate and complete, and we have relied upon this information in providing our Opinion.
A detailed description of our procedures and assumptions is included in the attached report. We assume that no hidden or unexpected conditions exist that would adversely affect the value of the Company’s business and underlying assets.
In accordance with the terms of our engagement, this report may be distributed only in its entirety for management planning and Securities and Exchange Commission compliance

Special Committee of the Board of Directors of Orion HealthCorp, Inc.
Orion HealthCorp, Inc.
September 17, 2007

purposes and may not be shown to any party for any other purpose without our express written approval.
We sincerely appreciate this opportunity to offer our services to you. If you have any questions or comments concerning any aspect of our valuation report, please contact us.
Very truly yours,
David P. Adams III, CPA, ABV, ASA
President

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SCHEDULES
Schedule 1 – Total Equity Value Summary
Schedule 2a through 2c – Warrant and Stock Option Dilution Effects
Schedule 3 – Common Stock Options
Schedule 4a through 4b – Option Pricing Allocation Summary
Schedule 5 – Summary of Fair Market Value
Schedule 6 – Discounted Cash Flow Method
Schedule 7 – Weighted Average Cost of Capital
Schedule 8 – Net Operating Losses Analysis
Schedule 9 – Similar Transactions Method
Schedules 10a through 10d – Guideline Company Method
Schedule 11 – Historical Balance Sheet
Schedule 12 – Historical Income Statement
Schedule 13 – Ratio Analysis
Schedule 14 – Interest Bearing Debt Analysis
Schedule 15 – Sensitivity Analysis

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1. EXECUTIVE SUMMARY

Purpose of Appraisal:	To render an Opinion on the fairness, from a financial point of view, of the price offered by Orion HealthCorp, Inc. to unaffiliated shareholders, including the Cashed-Out-Shareholders in connection with the proposed Transaction.

Standard of Value:	Fair market value

Premise of Value:	In continued use as a going concern

Basis of Value:	Non-controlling, marketable

Valuation Date:	September 6, 2007

Conclusion of Value:	Based upon our analyses, and the facts and circumstances as of the valuation date, September 6, 2007, it is our Opinion that the proposed Transaction is fair, from a financial point of view to unaffiliated shareholders, including the Cashed-Out Shareholders.

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2. INTRODUCTION
Adams Capital, Inc. was retained by the Special Committee of the Board of Directors (the “Special Committee”) of Orion HealthCorp, Inc. (“Orion” or the “Company”) to render an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the price offered for Class A shares (the “Shares”), for the transaction whereby the Company will effect a 1-for-2500 reverse stock split of the Shares (the “Transaction”) with the result that the shareholders owning less than 2500 Shares (the Cashed-Out Shareholders”) will have such shares cancelled and converted into the right to receive an amount of $0.23, in cash, for each Class A share owned (the “Cash Consideration”) potentially followed by a forward stock split at a ratio to be determined. You have requested our Opinion as to whether the Cash Consideration to be paid to the Cashed-Out Shareholders in connection with the Transaction is fair to the unaffiliated shareholders (defined as those shareholders who are not insiders, members of the Board or holders of 10% or more of the Shares) of the Company, including the Cashed-Out-Shareholders, from a financial point of view. The Opinion considers our conclusion on a non-controlling, marketable basis as of September 6, 2007, the valuation date.
The generally accepted definition of fair market value comes from IRS Revenue Ruling 59-60. Revenue Ruling 59-60 defines fair market value as:
The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.
The Ruling’s original purpose was “to outline and review, in general, the approach, methods, and factors to be considered in valuing shares of the capital stock of closely held corporations for estate and gift tax purposes.” Over time, however, it has become the accepted standard of valuation for purposes other than estate and gift tax.
Any methodology used to determine fair market value should conform to Revenue Ruling 59-60’s hypothetical standard. Accordingly, in our determination of fair market value, we consider factors specified in Revenue Ruling 59-60, 1959-1 C.B. 237 as summarized below:
•	The entity’s nature and history

•	The economic outlook of the specific industry and the general economy

•	The book value of the entity’s equity and the entity’s financial condition

•	The entity’s earning capacity

•	The entity’s dividend paying capacity

•	Whether the entity has goodwill or other intangible value

•	Prior sales of stock and the size of the block of stock to be valued

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•	The market price of publicly traded stocks of companies engaged in the same or a similar line of business
For this particular report, we consider the following relevant factors in our determination of fair market value including, but not limited to, the following:
•	Analysis of historical financial statements

•	Analysis of financial projections

•	Discussions with Company management (“Management”)

•	Research of the Company’s industry and competition

•	Determination of appropriate methodologies to be employed
3. HISTORY AND NATURE OF THE BUSINESS
Overview
Orion provides practice management, back office and billing support services and solutions to medical practices. The Company’s business consists of five operating subsidiaries – Medical Billing Services, Inc., Rand Medical Billing Inc., On Line Alternatives, Inc., On Line Payroll Services, Inc. and Integrated Physician Solutions, Inc. The trailing twelve months of revenue as of June 30, 2007 was $28.98 million.
History
Orion was incorporated in Delaware on February 24, 1984 as Technical Coatings, Incorporated. On December 15, 2004, Orion completed a series of transactions to acquire IPS, Dennis Cain Physician Solutions, Ltd. and Medical Billing Services, Inc. As a result of these transactions, IPS and MBS became wholly owned subsidiaries. On December 15, 2004, and simultaneous with the consummation of the 2004 mergers, Orion’s name changed from SurgiCare, Inc. to Orion HealthCorp, Inc. On December 1, 2006 Orion completed the acquisition of Rand and the On Line businesses.
Orion’s shares are traded on the American Stock Exchange (AMEX: ONH) with a market capitalization as of September 6, 2007 of $22.13 million. The Company currently spends a significant amount of funds on annual compliance and registration fees in connection with maintaining the public trading of its Shares.
Financial Position
We analyzed Orion’s financial statements for the years ended December 31, 2002 through June 30, 2007. Schedules 11 and 12 reflect the historical financial performance of Orion. The Company’s historical financial performance is provided for reference purposes only.

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Balance Sheet Analysis (Schedule 11)
Total Assets
The Company’s total assets have ranged from a low of $17,456,142 at December 31, 2003 to a high of $42,366,320 at December 31, 2004. Since 2004, total assets have fluctuated between $22,117,770 and $30,183,197. Total assets as of June 30, 2007 were $28,970,106. As of June 30, 2007, intangible assets (excluding goodwill) were $13,282,266 or 45.8% of total assets. At the same date, goodwill measured $7,815,303, or 27% of total assets.
Current Assets
The Company has steadily increased current assets from $2,752,748, or 14% of total assets at December 31, 2002 to $4,612,687, or 16% of total assets as of June 30, 2007.
Net Working Capital
While net working capital (“NWC”) has been negative for the past five years, improvement has been made. At December 31, 2002 networking capital was $-8,473,955. Net working capital was less as of December 31, 2003 as it dropped to $-10,498,027. However, beginning in 2004, NWC increased to $-4,016,411 and then dropped again to $-6,544,350 by the end of 2005. As of June 30, 2007, net working capital was $-4,819,063.
Current Liabilities
Current liabilities were $11,226,703 at December 31, 2002. Since that date, current liabilities have ranged from a high of $12,663,807 at December 31, 2003 to a low of $9,269,021 at December 31, 2006. As of June 30, 2007 current liabilities were $9,431,750. 33%
Interest Bearing Debt
Interest bearing debt was $8,532,283 at December 31, 2002 and dropped to $1,596,726 at December 31, 2003. Since that date, interest bearing debt has risen from $7,001,173 on December 31, 2004 to $10,966,996 ($2,700,000 of debt bearing no interest is excluded) as of June 30, 2007. See Schedule 14 for an examination of the Company’s current interest bearing debt and associated interest rates.
Stockholders’ Equity
Stockholders’ equity was $7,425,865 as of December 31, 2002. Stockholders’ has fluctuated throughout the past five years as additional capital was received which offset negative retained earnings. As of June 30, 2007 paid in capital was $64,068,305 and stockholders’ equity was $8,906,468.
Income Statement Analysis (Schedule 12)
Revenue
Revenue has fluctuated since 2002. For the twelve months ending December 31, 2002 net operating revenue was $6,174,241. Revenue rose to $17,582,937 for the same time period ending December 31, 2004 and again rose to $29,564,885 in 2005. However, reflecting discontinued

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operations, revenue decreased to $23,401,424 in 2006. For the 6 months ending June 30, 2007 revenue was $16,445,932.
Operating Expense
Operating expenses have been greater than 100% of revenues for the past five years. However, the magnitude of that expense has steadily decreased. For the twelve months ending December 31, 2002, operating expenses were $15,957,538, or 258.5% of revenues. That percentage decreased from 193.0% to 109.1% to 116.7% to 110.6% for the years ending December 31, 2003, 2004, 2005, and 2006, respectively. For the six months ending June 30, 2007, operating expenses were $106.2% of revenues.
Net Income
The fact that expenses have been greater than revenues during the past five years is reflected in the negative net income that the Company has earned. For the year ended December 31, 2002, net income was $-8,849,618. For the year ended December 31, 2003, net income rose to $-4,810,217. For the year ended December 31, 2004, net income dropped to $-6,781,195. This drop was followed by a further for the same period ending December 31, 2005 to $-20,439,501, which reflected a loss from discontinued operations. For the year ended December 31, 2006, net income was $-4,128,218 and for the six months ended June 30, 2007, net income was $-669,716.
4. ECONOMIC AND INDUSTRY OUTLOOK
A business’ financial success is dependent upon conditions in the general economy as well as within the industry in which it operates. A prospective investor tempers the use of historical financial statistics with anticipated general economic conditions as well as the outlook for the particular industry when determining value based upon historical performance trends. An analysis of these factors has been incorporated into this valuation study.
National Economic Conditions 1
The unemployment rate edged slightly up from 4.4% to 4.5% in April. It has been below 5% since December 2005. April corporate layoff announcements numbered 70,672, up 18.4% from the last April, but year-to-date announcements are 15% below the levels seen last year. The February and March payroll gains were revised downward by a combined 26,000 jobs raising the issue that the job engine is stalling. At the industry level, manufacturing lost another 19,000 jobs, retail was down by 26,100 and construction, and finance and insurance shed 11,000 jobs each. Education and health added 53,000 jobs and the government sector added 25,000 jobs, a pace that has been higher than in the last three months. Thus, year to date, job creation has averaged 129,000 jobs per month, down from a robust monthly rate of 189,000 jobs in 2006.
The consumer price index (“CPI”) rose 0.6% in March, primarily due to a 10.6% surge in gasoline prices. Overall energy prices rose 5.9% for the month and have risen at an annualized

[1]	Dhawan, Rajeev. “Forecast of the Nation: May 2007,” Georgia State University Economic Forecasting Center. Atlanta, Georgia.

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pace of 30.9% in the last three months. Meanwhile, food prices rose a more moderate 0.3% after large January and February gains of 0.7% and 0.8%, respectively.
Over the last three months, the headline inflation rate advanced at a 4.7% annual rate, compared with a 12-month increase of 2.8%.
The core CPI rose by a mere 0.1% in March, making for an annualized inflation rate of 2.3% in the last three months. On a year-over-year basis, core inflation dropped to 2.5% after running at 2.7% in both January and February. This moderation is largely due to a slowdown in housing and medical care components of the core CPI. Overall, after two elevated monthly readings, the subtle March core inflation numbers is welcome news to the Fed that is eager to see inflation under control.
Producer prices rose sharply across all stages of processing. However, much of the recent rise in inflation can be traced to volatile prices for food and energy products. Producer prices rose by 1.0% in March, while excluding volatile food and energy categories, core producer prices were unchanged during the month. On an annual basis, the producer price index (“PPI”) and its core components increased 3.1% and 1.6%, respectively, from a year ago.
Despite strong growth at gasoline stations, total retail sales dipped 0.2% in April. However, upward revisions were made to sales numbers in the prior two months. Meanwhile, core sales, i.e. sales excluding auto dealers and gasoline, posted a similar 0.2% drop in April with building supply and clothing and accessory stores showing the largest decline. Only the electronics and healthcare segment showed decent growth in April. On a year-over-year basis, total sales growth is less than half the value of what it was at this time last year and growth in core sales is at its lowest level since May 2003.
Despite rising gasoline prices, April auto sales managed to remain at the 16.3 million unit level seen in March. Car sales fell to 7.3 million units from 7.6 million, while light truck sales increased to 9 million units, from 8.8 million despite higher gasoline prices. So far this year, auto sales have averaged 16.4 million units which is 2% below the levels seen last year.
The consumer confidence index fell for the second consecutive time in the last six months, slipping from a five-year high of 111.2 in February to 108.2 in March and then to 104.0 in April. The index was shaken by corrosion in the current assessment of economic conditions, reflecting the news of mounting problems in subprime mortgage markets, stock market volatility, and rising gasoline prices. At the same time, despite its recent declines, consumer confidence still remains at a very respectable level.
Following a solid gain of 7.6% in February, housing starts rose again by 0.8% to 1.518 million units in March, defying expectations for more declines in the troubled residential housing market and rebounding from a ten-year low of 1.399 million units seen in January. However, even with these increases, total starts still remain almost 23% below the levels seen last year. Across the nation, starts have plunged 19.4% in the Midwest, 23.4% in the South and 23.5% in the West, while the Northeast suffered the heaviest loss of almost 30% since March of last year.

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Mounting problems in the subprime mortgage market and deteriorating credit quality issues led to the dramatic fallout in existing home sales in March. Home sales plunged 8.4% to 6.120 million units, brining sales down to their lowest level since June 2003. More importantly, this weakness was more regionally-based, as across the nation, sales plummeted 10.9% in the Midwest, 9.1% in the West, 8.2% in the Northeast, and 6.2% in the South. New home sales rose 2.6% in March, to 0.858 million units. However, this gain is overshadowed by the fact that sales for the prior three months were revised downward. Moreover, much of the March gain was due to a 50% increase in sales in the Northeast. Sales also rose 9.8% in the Midwest, but were down 2.7% in the South and 0.9% in the West, two regions which account for over 75% of total sales. New home sales were also down by 23.5% on a year-over-year basis.
Personal income rose 0.7% in March and February, and held up surprisingly well following a 1.1% surge in January. Some of the strength came from the U.S. Bureau of Economic Analysis’ assumption of continued strong bonus payments and stock option income. At the same time, consumer spending grew only 0.3%, after rising 0.6 to 0.7% in each of the previous three months. Moreover, adjusted for inflation, consumption fell 0.2%, declining for the first time since last August. Finally, the savings rate improved a bit from -1.2% to -0.8%, implying that income growth may have finally caught pace with the consumption desire of the consumers.
Meanwhile, inflation, according to the core personal consumption deflator, remained flat in March, with the year-over-year rate hanging at around 2.1%. At this rate, growth in the core inflation remains just outside the 2% level regarded as the comfort zone for inflation by the Federal Reserve Board.
The trade deficit widened to $63.9 billion in March, from $57.9 billion in February on the heels of rising oil prices. Consequently, nation’s petroleum deficit rose by $3.6 billion, as petroleum import volumes increased by almost 18%. Export growth was a positive 1.8% in March after dropping 2.2% in February. Import growth in March was 4.5% following a decline of 2.0% the prior month. Export growth, on a year-over-year basis is now running at 9.2%, much higher than the import growth of 6.9%, which makes for a 2.6% decline in the trade deficit. However, current numbers are still 25% higher than the numbers seen in late 2004.
The trade deficit with Europe and Canada increased by 30%. The deficit with Latin America increased by 41%. Finally, the trade deficit with China, which accounts for 30% of the total deficit eased by 6.4% in March to $17.2 billion.

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Select economic indicators are summarized in the following table:
Economic Indicators

			Inflation-	Interest Rates –
	Real GDP	Unemployment	Consumer Price	Moody’s Corporate
Period	Annual Change (%)	Rate (%)	Index (%)	AAA Bonds (%)

1997	4.5	4.9	2.3	7.3
1998	4.2	4.5	1.5	6.5
1999	4.4	4.2	2.2	7.0
2000	3.7	4.0	3.4	7.6
2001	0.8	4.7	2.8	7.1
2002	1.6	5.8	1.6	6.5
2003	2.5	6.0	2.3	5.7
2004	3.9	5.5	2.7	5.6
2005	3.2	5.1	3.4	5.2
2006	3.4	4.6	3.2	5.6
2007*	1.9	4.8	1.9	5.4
2008*	2.8	4.9	2.0	5.6
2009*	3.1	4.7	2.0	6.0
Forecast of the Nation: May 2007. Georgia State University Economic Forecast Center.

* = estimate of the entire year
Equity Markets
A company may seek financing from equity markets by selling equity, or ownership shares, to investors. Investors will assess potential returns and require return to compensate for investment risk; the higher the risk, the higher the required return. While past stock performance is not indicative of future returns, it is helpful to assess historical stock returns. We selected two broad indexes, the Standard and Poor’s (“S&P”) 500 Index and the Russell 2000 Index as proxies for the overall stock market. The S&P 500 Index consists of 500 of the largest companies, representing all major industries, and is designed to measure performance of the broad domestic economy. The Russell 2000 Index is comprised of 2,000 of the smallest publicly traded companies. Historical common stock indicators are summarized below.

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Common Stock Indicators (%)

	Total Annual Return	P/E Ratio for	Total Annual Return	P/E Ratio for Russell
Period	S&P 500 Index (1)	S&P 500 (1)	Russell 2000 (1)	2000 (1)
1996	22.7	21	16.4	32
1997	33.1	25	22.0	27
1998	28.3	32	-2.2	43
1999	20.9	31	21.1	79
2000	-9.0	25	-2.9	45
2001	-11.9	48	2.6	N/M
2002	-22.1	28	-20.5	N/M
2003	28.7	28	47.3	N/M
2004	10.9	20	18.4	71
2005	4.9	18	4.6	39
2006	8.5	18	8.8	34
2007	8.1	18	6.6	43
Notes: 1. Bloomberg Business News. Total return, including reinvestment of dividends, for years ended December 31, except 2007, which is for the period ended May 23.

2. Bloomberg Business News. Price/Earnings (P/E) ratio as of December 31, except 2007, which is as of May 23.
N/M = Not meaningful. Negative values for these dates.
In the first five months of 2007 the S&P 500 index increased 8.1%, and the Russell 2000 gained 6.6%. The large-cap dominated Dow Jones Industrial Average (“DJIA”) has set a new high during the first five months of 2007. The S&P 500 and NASDAQ Composite index are still below their all-time highs set in 2000, but all three are showing signs of good performance in 2007 based on year to date returns. In addition to the S&P 500 and the Russell 2000, the DJIA gained 8.4% as of the year end in 2006.
Debt Markets
A company can also seek bond market financing, which is a loan from the bond purchaser. Supply, demand, and credit risk determine the cost of money or interest rate. In evaluating alternative investments, an investor considers potential debt market returns. This evaluation is based in part on historical bond returns. Selected historical fixed income investment returns from public financial markets are summarized in the following table:

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Interest Rates (%)

					Money Market
	Treasury Yields		Corporate		Fed Funds	Prime
Period	3-Month (1)	30-Year (1)	A Rated (2)	High Yield (3)	(4)	(1)
1996	5.17	6.64	7.02	9.38	5.25	8.25
1997	5.35	5.92	6.63	8.86	5.50	8.50
1998	4.52	5.10	6.06	10.20	4.75	7.75
1999	5.31	6.48	7.55	10.97	5.50	8.50
2000	5.89	5.46	7.13	13.82	6.50	9.50
2001	1.72	5.47	6.02	12.39	1.75	4.75
2002	1.19	4.78	4.54	11.84	1.25	4.25
2003	0.92	5.07	4.17	7.94	1.00	4.00
2004	2.21	4.83	4.61	7.36	2.25	5.25
2005	4.07	4.54	5.33	8.38	4.25	7.25
2006	4.87	4.76	5.61	8.29	5.25	8.25
2007	4.89	5.00	5.77	7.60	5.25	8.25
Mean	3.84	5.34	5.87	9.75	4.04	7.04
Median	4.70	5.09	5.90	9.12	5.00	8.00
Notes: 1. Bloomberg Business News, as of December 31, except 2007, which is as of May 23.
2. Merrill Lynch Index C0A3
3. Merrill Lynch Index J0A0
4. Bloomberg Business News, median daily rate during last week of the period.
For the seventh straight meeting, the FOMC held the fed funds rate steady at 5.25%, but given renewed concerns about growth and inflation, the Committee has significantly recalibrated its statement. In March, it has finally removed an explicit tightening bias that was in previous statements and eliminated references to “additional firming that may be needed”. The March and May statements are also visibly less upbeat about current conditions, pointing out that “recent indicators have been mixed”, while in January, the statement referred to “somewhat firmer economic growth.” Meanwhile, the price of the 10-year U.S. Treasury bond rose as indications of subprime market jitters, global stock market shake-outs and expectations for an accommodative monetary policy, spurred investor interest in bonds. As a result, the yield on a 10-year Treasury bond has come down from its high of 4.9% in January to 4.6% in early May.
National Economic Outlook2
Expectations concerning future economic conditions can have a substantial impact on current investment decisions. The following table includes forecasts of several major economic indicators:

[2]	Dhawan, Rajeev. “Forecast of the Nation: May 2007,” Georgia State University Economic Forecasting Center. Atlanta, Georgia

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Economic Forecasts

Economic Indicator	2007	2008	2009
Change in Real GDP (%)	1.9	2.8	3.1
Consumption Growth (%)	3.1	2.5	2.7
Business Fixed Investment Growth (%)	2.4	4.3	5.7
Unemployment Rate (%)	4.8	4.9	4.7
Inflation – Consumer Price Index (%)	1.9	2.0	2.0
Interest Rates – Corporate AAA Bonds (%)	5.4	5.6	6.0
Prime Rate (%)	7.9	7.5	7.6
30-Year Treasury Bond Rate (%)	4.8	5.1	5.5
Forecast of the Nation: May 2007, Georgia State University Economic Forecast Center
Real GDP growth is forecasted to average a 1.7% growth rate in the second quarter of 2007, somewhat above the 1.3% rate seen in the first quarter. In the first half of 2007, real GDP will likely average a 1.5% growth rate but is expected to advance to a 2.3% pace in the second half of this year. Overall, going forward, the major drags on the economy are predicted to be a continuing cooling of the housing market in lieu of subprime market worries, consumption moderation (especially in durable goods) and a pullback in business investments. At the same time, while the weak dollar and robust economic growth overseas are expected to support strong export growth, it may not be enough to fully offset the negative effects of the big drop in residential construction. To sum, for 2007 real GDP growth is forecasted to be 1.9% and accelerate to a 2.8% rate in 2008. In 2009, real GDP is expected to post an even better 3.1% growth rate. However, most of the time the economy will be at or below the trend growth rate of 3.0% as consumption finally moderates.
Total consumption growth is expected to be 2.1% in the 2nd quarter of 2007, which is a substantial moderation from the robust 3.8% growth rate in the first quarter. For 2007, consumption growth is predicted to be a healthy 3.0% before moderating to 2.5% growth rate in 2008 and then rising to 2.7% in 2009. Consumption of durable goods is expected to moderate from its 5.0% pace in 2006 to 2.6% in 2007. It is then expected to rise by 2.0% in 2008 and 3.2% in 2009. Nondurable goods consumption is forecasted to grow by 3.1% in 2007 before moderating to a 2.5% rate in 2008 and 2009. Consumption of services is also expected to grow by 3.1% in 2007 and by 2.6% and 2.7% in 2008 and 2009, respectively.
Business fixed investment is forecasted to moderate to 2.5% growth rate, following the robust 7.3% rate in 2006. It is expected to rebound, however, to 4.3% in 2008 before improving to 5.7% pace in 2009. Investment in producer’s durable equipment posted a strong growth rate of 6.6% in 2006 and should slow substantially to 1.8% in 2007 before rising by 5.5% in 2008 and by 7.5% in 2009. Investment in structures is expected to rise by 4.2% in 2007, and then slow down to 1.6% in 2008 and 1.2% in 2009. Residential investment will likely decline by 14.8% in 2007 as housing starts continue to moderate. It is expected to decline again by 1.7% in 2008 before recovering by an identical 1.7% in 2009.
The strong job creation pace witnessed over the last year is not expected to be sustainable in the immediate future as the economy begins to moderate. In the first quarter of 2007, the economy created jobs at a solid monthly rate of 143,000 jobs per month, but this rate is predicted to

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deteriorate considerably to barely 90,000 jobs per month in the second quarter and then drop to 72,000 jobs per month in the last two quarters of 2007. Therefore, the economy is expected to add an average 121,000 jobs per month in 2007 for a total of 1.5 million jobs. In 2008, the economy will likely add new jobs at a slightly weaker monthly rate of 113,000 before rising to an above potential level of 160,000 jobs in 2009.
In the first quarter of 2007, inflation was running at a 3.9% due to elevated energy prices, but is forecasted to moderate to 1.8% in the coming quarter as the slowdown in demand pushes the headline inflation number down. For 2007, the inflation rate is expected to average 1.9% and rise mildly to 2.0% in 2008 and 2009. Meanwhile, the core CPI inflation rate is expected to ease from its 2.5% level in 2006 to 2.2% in 2007. In 2008, it is predicted to average 1.87% before rising to 2.1% in 2009. Wage compensation in the non-farm business sector grew at a 4.8% rate in 2006 and will likely increase by a robust 3.4% in 2007. It is forecasted to grow again by 3.5% in 2008 and by 3.6% in 2009 as job growth reaches its potential.
Housing starts, which have been moderating since last January, making for an average of 1.818 million units in 2006, continued their downward movement entering into 2007. After averaging 1.472 million units in the first quarter, housing starts are projected to bottom out at 1.449 million units in the second quarter. On a yearly basis, housing starts are expected to average 1.471 million units in 2007 and to recover to 1.553 million units in 2008. Housing starts are forecasted to rise again to 1.614 million units in 2009.
The dollar is expected to continue to slide in the next couple of years. The nominal trade-weighted dollar index is projected to decline by 2.7% in 2007, drop further by 5.4% in 2008 and then again by 4.2% in 2009. In 2006, real exports of goods and services grew robustly due to the weaker dollar, increasing by 8.9% against a 5.8% increase in real imports. In 2007, exports are forecasted to grow at a 5.3% rate while import growth moderates to 2.3%. In 2008, exports will likely grow by 8.0% while imports grow by a smaller amount of 3.5%. In 2009, exports are predicted to rise by a strong 9.3% and outdo imports, which are expected to grow at a slightly improved rate of 5.2%. The trade deficit in nominal terms, which reached an all time high level of $763.3 billion in 2006, will likely narrow down to $691.1 billion in 2007 before moderating to $660.6 billion level in 2008 and then to $638.0 billion in 2009. Consequently, the trade deficit as a proportion of GDP is expected to decrease from a high level of -5.4% in 2006 to as low as -4.2% in 2009.
Industry Overview
After considering the outlook for the economy as a whole, an investor must consider the prospects for the appropriate industry. The industry’s outlook and profitability establish the constraints within which a company’s performance and the investor’s returns are achieved. Therefore, investors analyze the subject industry before assessing the relative attractiveness of a particular investment. The following is a discussion on the Company’s industry.

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Overview3
The Company’s primary revenues are derived from offering business financial services to the market. The overall business financial services market, including to the healthcare industry, is dominated by accounting and tax preparation services firms. Orion’s value and growth prospects are at least partially connected to the broader business financial services industry.
The U.S. accounting and tax preparation industry includes about 90,000 firms with combined annual revenue of $65 billion. Large companies include PricewaterhouseCoopers, KPMG, Deloitte Touche Tohmatsu, Ernst & Young, and H&R Block. Despite concentration at the top, the industry is fragmented: the 50 largest companies hold less than 50 percent of the market. Most firms are small, with annual revenue under $1 million; large local firms may have revenue of $5 to $10 million.
Demand for services depends on new business formations, the increasing complexity of corporate business, and higher personal income. The profitability of individual firms depends on effective marketing and the right mix of services. Large firms can provide a range of services to large corporate customers and have the resources to serve customers with many locations. Mid-sized firms can effectively compete for large customers if they have special expertise. Although the industry is labor-intensive, the high value of services produces annual revenue per employee of about $175,000 in large offices.
Demand for the Company’s services is likely to be closely linked to overall medical practice and care facility growth. We researched historical and future industry growth data for medical and surgical hospitals, SIC code 8062. The results are presented below.

[3]	FirstResearch.com, SIC Code 8721 (Accounting Services), Integra Information Service, SIC Code 8062, Hospitals

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Impact on the Company
If the market and economic data presented prove to be accurate, they do not indicate an environment that by itself will lift the Company to higher growth, profitability, or value. The growth in revenue on the part of the Company’s primary customers, hospitals, et al, has increased well above the rate of general economic growth since 2002 and is expected to continue to do so through 2011. It seems unlikely that the health of the hospital sector will constrain the Company’s growth. At the same time, the hospital sector’s growth is expected to slow somewhat from past years and thus we do not expect that it will contribute to extraordinary growth for the Company either. Furthermore, as real GDP growth is expected to be relatively slow at 1.9% in 2007 and 2.8% in 2008, the overall economy appears to not be positioned to boost the Company’s profit and growth prospects exogenously.
5. VALUATION METHODOLOGY
Before selecting the appropriate approach to valuing a business, several questions must be answered. First, the context or purpose of the valuation must be determined. After identifying the intended audience’s perspective, the appropriate sources must be referenced to gather information on which approaches are typically used and accepted. These sources may include federal and state statutes, Treasury regulations, IRS administrative rulings, and case law depending on the circumstances surrounding the valuation. In addition, the methodology selected should conform to the generally accepted appraisal standards promulgated by the American Society of Appraisers.
Three basic approaches to valuation exist. While many variations may exist on a given approach, every accepted method can be categorized as one of the following:
1.	Income approach

2.	Market approach

3.	Asset approach
Depending on the business being valued and the valuation’s purpose, one approach may be more appropriate than another approach. The following paragraphs detail the nature of each approach and discuss the circumstances under which each is most appropriate.
Income Approach
Under the income approach, the subject company’s value is estimated based on the ability of its operations to generate income. This estimate may be calculated by: (i) projecting cash flows from operations and then discounting back to present at a stipulated rate of return (usually the subject company’s ideal weighted average cost of capital based on the optimal capital structure for firms in its industry) or (ii) capitalizing a free cash flow base using an appropriate rate of return.

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Of the two methods, the discounted cash flow (“DCF”) methodology is ideal when valuing companies whose future performance is projected to be materially different from its past performance. The DCF method requires explicit identification of the future cash flow streams that anticipated business plans will generate. For this reason, the DCF method is also useful when valuing companies that: (i) operate in niches that are uninhabited by comparable companies or (ii) face unique circumstances or operating environments. The DCF method has the ability to measure the strategic and operational benefits of a potential merger by explicitly including them in the calculation of projected operating cash flows.
Typically, the DCF methodology requires that the income statement be projected for several years into the future and that the projected income stream be adjusted for the following items: (i) projected cash outlays or investments required to support projected income but not included in its calculation (such as capital expenditures and investment in working capital) and (ii) non-cash expenditures included in projected income (such as depreciation and amortization).
The isolated cash flow from operations is discounted back to present at an appropriate rate of return, which is typically a company’s cost of capital. The business’ equity value is the sum of the present values of all projected cash flows.
The capitalization of free cash flow method is easier to employ than the DCF method. In this method, a normalized measure of earnings, such as operating cash flow, is usually divided by the appropriate cost of capital less the projected growth in operating cash flow. This calculation yields the indicated enterprise value for the business. Because the capitalization of free cash flow method is based on a single earnings base, the value that it yields may be less precise than the value yielded by the DCF method which is based on a detailed, explicitly identified stream of future earnings. However, the capitalization of free cash flow method and the DCF method will lead to similar valuation indications when the subject company is a mature company whose future performance is not expected to differ materially from its past.
Market Approach
This approach is ideal when a sufficient number of publicly traded or recently purchased companies that are comparable to the subject company can be identified. However, similarity in (i) size; (ii) methods of operation; (iii) markets and customers served; (iv) accounting methods employed; and (v) projected growth in sales and earnings are important for reliable market approach results.
In the market approach, the subject company’s value is based on the value of similar companies that are either publicly traded (yielding non-controlling interest value) or have recently been involved in transactions (yielding controlling interest value). In either case, the market approach is based on the third-party nature of verifiable or “arm’s-length” transactions. Information on sales of comparable companies can be difficult to obtain for parties not privy to the transactions. When such data is publicly available, the market approach is the most credible and understandable approach of the three. However, this approach still may ignore or incorrectly include the potential combination benefits or synergies associated with a transaction.

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To apply the market approach, comparable company values are measured based on stock prices or transaction prices. This value is then divided by an earnings parameter (i.e., sales, net income, EBIT, etc.) or balance sheet parameter (i.e., total shareholders’ equity, assets, etc.). The resulting multiple is applied to the subject company to estimate its value.
The market approach is easy to understand, credible, and commonly relied upon by investment bankers. However, to the extent a company is unique or faces unique circumstances, then the value as indicated by the market approach will differ from its true fair market value.
Asset Approach
The methodology underlying the asset approach is relatively simple: subtract the value of liabilities from the value of assets and what remains is net asset value or equity value. This approach is used when the income stream generated by a business does not adequately reflect the value of the company or its underlying assets. The asset approach is usually reserved for the valuation of holding companies, REITs, and distressed companies that may be facing liquidation.
6. ORION HEALTHCORP STOCK ANALYSIS
We analyzed Orion’s share price from January 2, 2002 to September 6, 2007. After reaching a high of $36.00 per share on May 28, 2002, the stock price has been declining since then. A sharp decline was observed until December 17, 2002, when the share price bottomed out at $3.40 per share. The share price stabilized near the $5.00/share level until April 29, 2004, when the share price began an extended, more gradual decline.
Looking more closely at a more recent time frame, since September 6, 2005, the share price briefly peaked at approximately $0.60 a share on May 3, 2006. Afterward, the share price sunk below the $0.30 per share level. Since a more recent price peak of $0.30 per share on February

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26, 2007, the share price has traded near or around the $0.20 per share level, most recently closing at $0.17 per share on September 6, 2007.
We also examined the performance of Orion’s shares against the broader equity market, in this case the S&P 500 since January 1, 2002.
The correlation coefficient for the daily change in Orion’s stock price and the daily change in S&P 500 index between January 1, 2002 through September 6, 2007 was .05477, which effectively means that the two were uncorrelated for that period of time. The movements of the broad equity markets do not seem to have a bearing on Orion’s stock price. Therefore, although expectations of the market were considered for our analysis, they were not incorporated into the

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analysis of determining the fairness, from a financial point of view, of the price offered by Management to shareholders in the Transaction.
The lack of direct connection between the broad equity market and Orion’s share price is supported further by the lack of liquidity of Orion’s shares.
The daily average stock trading in a given year never exceeded 0.07% of the total float. The increase in volume in 2007 is largely explained by the Company’s actions to eliminate Class B and Class C common shares.
7. VALUATION ANALYSIS
The selection of the appropriate valuation approach depends on the facts and circumstances of each valuation including the purpose of the valuation and the specific characteristics of the subject company or interest. In estimating the fair market value of the interest, Adams Capital employs a form of the income approach or, specifically, the DCF method. The DCF method captures the total value of operations including any goodwill or intangible value that may be present. We considered the guideline company method of the market approach due to the availability of detailed financial information on publicly traded companies which are similar to the Company. We also considered the similar transactions method of the market approach, depending upon the availability of data from historical transactions of companies in the Company’s industry of similar size and scope.

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We conclude the use of the asset approach is inappropriate because Orion is forecasting positive earnings and cash flow and because the Company has intangible value (i.e., trade name, goodwill, etc.). The asset approach is generally more applicable to holding companies.
Income Approach
The income approach is commonly used to estimate the value of a going concern. This approach estimates value through an analysis of the cash flow generating potential of the business and the discounting of potential cash flows at a rate of return commensurate with the degree of risk associated with those cash flows.
The DCF method reflects Management’s expectations of future sales and expenses based on current and future conditions (see Schedule 6).
Selecting a Cost of Capital
To estimate the present value of the expected cash flows from a business’ operations, a discount rate is selected that takes into consideration the magnitude of a particular investment’s risk. In a statistical sense, risk represents the variability of returns around the mean or the risk that the actual return will differ from the expected return. Risk-averse investors contemplating two investments, having the same expected monetary return, prefer the investment with lower risk. An investor may be induced to participate in the riskier investment if its market price is lower than that of the other investment. In other words, acceptance of higher risk necessitates a higher return.
A company’s cost of capital is the discount rate applied to the free cash flow. The discount rate reflects the opportunity cost of all capital providers weighted by their relative contribution to the company’s total capital. Theoretically, the cost of capital should reflect the return required (on a weighted average basis) by investors based on expected returns from other investments of equivalent risk.
The weighted average cost of capital (“WACC”) is based on the required rate of return for debt and equity, respectively, as well as the mix of debt and equity deemed appropriate for the subject company. The calculation of the WACC for the Company is shown on Schedule 7.
The formula for calculating the WACC is:
where:

Ke	=	Cost of equity

We	=	Equity weight (value of equity divided by invested capital)

Kd	=	After-tax cost of debt

Wd	=	Debt weight (value of interest bearing debt divided by invested capital)

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Invested capital is the sum of interest bearing debt and market value of equity.
Required Rates of Return for Investments
The cost of capital graph below shows the rate of return for alternative investments in the financial marketplace. The cost of capital rises in step with the risk inherent to each investment type. For example, because U.S. Treasury securities are perceived to have zero default risk, they are the least risky investment and, therefore, have the lowest required rate of return. Indeed, government issued Treasury securities are considered to be the theoretical floor for required rates of return, or a proxy for what is often referred to as the risk free rate. In contrast, venture capital investments, generally considered the riskiest type of investment, have the highest cost of capital.
Cost of Capital by Investment Type
While the required rate of return and cost of capital for each of these investments changes over time, the relative spread denotes differences in perceived risk and reflects the incremental return that prospective investors demand in exchange for accepting additional risk.
A discussion of capital structure, cost of equity, cost of debt, and calculating the WACC follows.
Capital Structure
Theoretically an “optimal” capital structure should be used to estimate a company’s WACC. Because opining on an “optimal” capital structure may involve considerable subjective judgment, analysts frequently rely on the industry capital structures as a proxy for “optimal.” For the purposes of our analysis, we have considered both the industry’s capital structure and the

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Company’s current capital structure. Based on this premise, we estimate a target capital structure of 39% equity and 61% debt for the Company.
Cost of Equity (Ke)
While objective measures of the discount rates for preferred equity capital and debt can be readily identified based on market yields and interest rates, the identification of the discount rate for common capital is more subjective in nature. The cost of capital is the return on investment required to satisfy all providers of capital. We use what is generally referred to as a build-up approach to calculate the cost of equity. This method estimates the required rate of return on a particular security as a function of the degree of risk it contributes to a fully diversified portfolio of assets based on size risk, industry risk, and specific company risk. The company and industry specific risk factor reflects risk, above the average market risk, that is specific to the subject company and its industry. It includes, but is not limited to, risks relating to the subject company’s product concentration, and its small size, beyond the risk accounted for the micro capitalization premium from Morningstar’s Stock, Bills, Bonds and Inflation Valuation Edition 2007 Yearbook used in the model. The build-up method is summarized in the following formula:
where:

Rf	=	Rate of return on a risk-free security

Rm	=	Risk premium for the market (market premium)

Rs	=	Risk premium for small stocks over and above Rm (micro capitalization stock risk premium)

Rc	=	Risk premium attributable to the company and its industry
(company and industry specific risk premium)
Widely accepted data is available to estimate the first three factors of the build-up approach (i.e., the risk-free rate, market premium, and small capitalization risk premium). In addition, the cost of debt calculation draws from the company’s financial statements or can be estimated from readily available sources. Finally, a relatively accurate industry capital structure can be estimated based on publicly available data. However, the final factor of the build-up approach (i.e., company specific risk premium) is more subjective.
Risk free return (Rf)
We utilized the yield of 4.79% on a 30-year United States Treasury security as an estimate of the rate of return on a risk-free security as of September 6, 2007.
Market (Rm) and small stock risk premium (Rs)
The risk premium for the market and the risk premium for small stocks can be calculated based upon figures provided in Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook published by Morningstar, Inc. The risk premium for the market can be calculated by

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subtracting the mean return for long-term government bonds, 5.2%, from the mean return for large company stocks of 12.3% that equals 7.1%, rounded.
The risk premium for small stocks (over and above the risk premium for the market) can be calculated by subtracting the mean return for large company stocks of 12.3% from the mean return for small company stocks of 18.8% that equals 6.5%, rounded.
Industry specific risk (Rc)
We utilize the industry risk premium for SIC code 8721 (Accounting, Auditing and Bookkeeping Services) provided in Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook of -0.33%.
Firm specific risk (Rc)
The specific risk premium is designed to account for additional risk factors exclusive to the subject company. In general, firm specific risk factors may include the following:
•	Size

•	Poor access to capital

•	Dependence on key person or persons

•	Thin management

•	Lack of diversification

•	Environmental

•	Litigation

•	Reliance on a few customers

•	Limited supply sources

•	Old technology
Based on our analysis and discussions with Management, an additional 2.00% company specific risk factor is included for the Company.
Cost of Equity – Conclusion
Based on the factors discussed above, the following is the calculation of the Company’s cost of equity (Schedule 7):

Ke	=	Rf + Rm + Rs + Rc (industry specific) + Rc (company specific)

Ke	=	4.79% + 7.13% + 6.50% + (-0.33%) + 2.00%

Ke	=	20.09%

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Cost of Debt
We calculated the Company’s cost of debt using the Company’s debt based on the audited financial statements provided in the Company’s 10-Q filing as of June 30, 2006. The result is a pre-tax cost of debt of approximately 8.8% (Schedule 14). A summary of the debt recorded and calculations executed is presented below.

		Debt		Weighted
Lender	Amount ($)	Share	Interest Rate	Interest Rate

Wells Fargo	4,316,250	31.6%	10%	3.16%
Wells Fargo	1,732,368	12.7%	10%	1.27%
U.S. Bank Portfolio Services	2,700,000	19.8%	0%	0.00%
Convertible notes	50,000	0.4%	18%	0.07%
Insurance financing notes payable	49,040	0.4%	5%	0.02%
Related Party — Sellers of MBS	1,714,336	12.5%	9%	1.13%
Related Party — Phoenix/Brantley	3,105,002	22.7%	14%	3.18%

Total Debt	$13,666,996

Weighted Average Cost of Debt	8.8%
Note – in calculating the equity value of Orion, the $2,700,000 was not included in interest-bearing debt to be subtracted from total company value since the loan is interest-free. Instead, the expected amortized cash payments were discounted at the Company’s WACC and included in the cash flows of the DCF analysis.
We considered making adjustments for the related party debt totaling $4,819,338. However, given the lack of conversion features of the debt instruments, we decided to treat the related party debt as conventional, interest-bearing debt.
We estimate the Company’s borrowing rate (assuming a stand-alone basis) at 8.82%. This estimate is based on the company’s weighted cost of debt as of June 30, 2007. See Schedule 14 for the calculation of this weighted cost of debt. Because the cost of equity is on an after tax basis and interest is tax deductible, we calculate the after tax cost of debt for the WACC as follows:

Kd	=	After tax cost of debt = Interest bearing debt rate * (1 – tax rate)
Kd	=	After tax cost of debt = 8.82% * (1 – 39%) = 5.38%[4]
Weighted Average Cost of Capital
Applying the WACC formula, the indicated weighted average cost of capital for the Company as of September 6, 2007 is as follows:

[4]	Assumed a 39% blended tax rate

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WACC	=	(20.09% * 39%) + (5.38% * 61%)

WACC	=	7.93% + 3.26%

WACC	=	11.18%

This rounds to 11.0%.
Cost of Capital — Conclusion
The cost of capital is the return on investment required to satisfy all providers of capital. In the case of the Company, we estimate the required rate of return or cost of capital to be 11.0% (see Schedule 7). The concluded cost of capital (discount rate) is then used to discount forecasted cash flows and determine the market value of invested capital of the Company.
Discounted Cash Flow Method – Application
The first and most critical step in applying the DCF methodology is to forecast cash flows for the subject company by explicitly projecting income statements for future periods. Ideally, income statements are projected until the company is expected to reach a normalized or equilibrium state of operations. Based on discussions with the Company’s Management, the terminal year value is calculated as a perpetuity with a 4% growth rate.
We adjusted the projected income stream for the following items: (i) projected cash outlays or investments required to support projected income, such as capital expenditures; (ii) non-cash expenditures included in projected income, such as depreciation and amortization; and (iii) projected outlays for additional working capital.
The projected cash flow stream from the Company’s operations (including the terminal value) is then discounted to reflect the time value of money and the risk of realizing the projected cash flows. The sum of the discounted cash flows is the market value of invested capital, or the value of all the claims on the Company. The sum of the present value of any forecasted net operating losses is then added back to the sum of discounted cash flows. The value of interest bearing debt obligations outstanding as of the valuation date are then subtracted from the market value of invested capital to arrive at the indicated equity value to all shareholders on a non-controlling, marketable basis before applicable discounts.
In determining the equity value of the Company using the DCF method, we employ various assumptions based on the Company’s financial projections provided by Management, historical performance, industry research and discussions with Management. The following analysis focuses on the Company and is presented in Schedule 6, except where otherwise indicated.
Revenue: Revenue is projected to increase 10.5% to $36,724,346 for the 12 months ending December 31, 2008 over the same time period for the previous year. For the years ending 2009-2011, revenue is forecasted to increase to $39,694,543, $42,552,334, $45,204,634 or 8.1%, 7.2%, and 6.2%, respectively.

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Cost of revenues: Cost of revenues and operating expenses are forecasted to be 100.8% of revenues or $37,011,368 in 2008. These costs are expected to rise 6% in 2009 to $39,233,896 however they are only expected to equal 98.8% of revenues at that point. These costs are expected to continue to equal a smaller and smaller portion of revenues. Cost of revenues is expected to be $43,428,706 for the year ending December 31, 2011; they will equal 96.1% of revenues.
Income taxes: Management does not forecast a positive net income until 2011. For this reason, the Company is projected to have no income tax liability until 2011. However, at this point the Company will have accumulated a net operating loss benefit that we estimate to be $1,465,972 (See Schedule 8).
Depreciation and capital expenditures: Depreciation and amortization expenditures are based on Management’s projections. Depreciation and capital expenditures were projected to be equal to each other for the years ending December 31, 2007 through 2011 and in perpetuity.
Amortization of U.S. Bank Loan: The scheduled payments for the interest-free U.S. Bank Loan were treated separately and discounted by the WACC. Their amounts are included directly in debt-free cash flow as a separate line item.
Debt-free working capital (“DFWC”): The yearly increase in debt free working capital requirements as a percentage of the increase in revenue was estimated by analyzing the DFWC requirements of other companies in a similar industry with SIC code 8721(Accounting Services). This increase in debt free working capital was estimated as 17% of the increase in revenue from year to year.
Discount rate: An 11.0% discount rate is applied to the available cash flows. The determination of the discount rate is described above (see Schedule 7).
Present value of forecasted cash flows: The present value of forecasted cash flows is calculated as of the valuation date utilizing the discount rate of 11.0% and mid-period discounting convention. The sum of the present values as of September 6, 2007 equals $5,964,889.
Present value of residual value: The terminal value is estimated using a perpetuity. Terminal value is then discounted by the cost of capital to estimate its present value as of the valuation date. The present value of the terminal value equals $31,666,767
Equity on a non-controlling, marketable basis: The sum of the present value of forecasted cash flows, including the terminal value, indicates a business enterprise value of $37,631,656. We add a net operating loss benefit, subtract the present value of US Bank loan payments, and subtract interest bearing debt prior to considering other items that impact value. A marketable basis assumes the company is listed on a public exchange and that the subject units may be quickly and efficiently liquidated. The subject units enjoy such liquidity and consequently it is such an adjustment is not indicated. We applied a 0.0% discount for lack of marketability

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because the value produced by the DCF resulted in a value on a non-controlling, marketable basis. The result as of September 6, 2007 is $26,905,631.
Market Approach
Guideline Company Method
The guideline company method attempts to value the subject company according to an assembled industry peer group known as guideline companies. We reviewed several publicly traded companies (public companies are used in favor of private companies because of the nature of readily available information for public companies) whose operations are either similar to the Company or are considered potential acquirers of the Company. We select the following companies as most similar to Orion in terms of operations and services:
•	Orion HealthCorp, Inc.

•	CBIZ, Inc.

•	McKesson Corporation

•	Amerisourcebergen Corporation

•	Cardinal Health, Inc.

•	AthenaHealth, Inc.

•	MedAssets, Inc.

•	Owens & Minor, Inc.
The guideline companies are analyzed for financial information necessary to calculate various multiples. The financial information includes revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings before interest and taxes (“EBIT”), and pretax income. The closing share price on the valuation date, the number of shares outstanding as of the valuation date, and total interest bearing debt are collected to calculate the market capitalization of each company.
With the data collected, we assembled relevant financial information (Schedules 10a through 10d) for each of the guideline companies. We calculated multiples of invested capital to revenue, invested capital to EBITDA, invested capital to EBIT and market equity to pre-tax income for each guideline company.
We then selected appropriate multiples to apply to the Company’s fundamentals. We considered that the Company is publicly held and chose the current revenue multiple at which Orion was trading as of the most recent publicly disclosed financial data as of the valuation date.. Based on the application of the invested capital over revenue as of September 6, 2007 we conclude an equity value of $33,890,987 on a non-controlling, marketable basis (see Schedule 10a).

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Because the Company is publicly held and traded on an exchange, we applied a 0.0% discount for lack of marketability to determine the fair market value of Orion on a non-controlling, marketable basis. The result is $33,890,987 (see Schedule 5) as of September 6, 2007.
Because the size of the potential comparable companies are much greater than Orion, we determined that in fact, they are not sufficiently comparable to provide useful information about the fair market value of Orion’s common stock. We therefore considered but discarded this approach in reaching our conclusions of value.
Similar Transactions Method
In addition to performing the DCF method and the guideline company method, we also examine the similar transactions method of the market approach to value the Company. With this method, a value estimate for the subject company is developed through the use of information obtained from various databases on actual sales of closely held and publicly traded businesses. The goal is to define the market for companies operating in the same industry as the subject company by considering the data as a statistical ensemble of value multiples that are representative of the entire market. These valuation multiples are ratios that compare the numerator or the price paid for a controlling interest in a closely held corporation, with various measures of operating results or financial position in the denominator. The theory supporting the transaction method is based on the principle of substitution, which suggests that the economic value of an item tends to be determined by the cost of acquiring an equally desirable substitute.
Indications of value can be determined by analyzing transactions involving companies similar to the subject company. Our data search includes a review of industry information sources to develop a basic industry perspective. We review the latest available information from a variety of traditional sources and on-line data sources: including Done Deals, BV Market Data, and Mergerstat Review databases. The Done Deals database is a comprehensive source of mid-market ($1 million - $100 million) transaction data, with approximately 50% of deals under $10 million, and approximately 50% of the selling companies being privately owned. The BV Market Data database contains information on both privately and publicly held companies, which have sold for less than $100 million. It includes a collection of data from the following sources: Pratt’s Stats, BizComps, and the International Business Brokers Association. Based on discussions with Management we identified six potential transactions involving companies potentially similar to Orion.
Our transaction selection process consisted of finding companies that were purchased that specialized in providing back office support to medical offices. Primarily, we were looking for companies that could provide revenue cycle management processes to the healthcare industry and had similar amounts of annual revenue to Orion.
We analyze and compute purchase price multiples for various selling firm financial data for transactions we identified (see Schedule 9). The multiples analyzed are invested capital/revenue, invested capital/EBITDA, invested capital/EBIT, and equity price/pretax income. We computed the high, low, median, and mean values of the candidate comparable transactions for these multiples. We selected multiples based on the mean values of these multiples for the selected

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transactions. We then apply the selected multiples to the Company’s fundamentals to arrive at the value of the equity. Utilizing this method, the fair value of Orion’s equity, rounded, on a non-controlling, marketable basis as of September 6, 2007 is $48,421,888 (see Schedule 9).
We apply a 0.0% discount for lack of control to determine the fair value of the Company on a non-controlling, non-marketable basis. The result is $36,316,416 as of September 6, 2007 (see Schedule 5).
We apply a 0.0% premium for marketability to determine the fair value of the Company on a non-controlling, marketable basis. The result is $43,579,700 as of September 6, 2007 (see Schedule 5).
Because of the small number of transactions that were potentially comparable to Orion and the fact that they typically involved companies that were either significantly larger or smaller than Orion, we determined that their transactions did not provide useful information about the fair market value of Orion’s common shares. We therefore considered but discarded this approach in reaching our conclusions of value.
Book Value – Comparison
We chose to value the business based on its future prospects rather than its past performance. The Company’s book value is $8,906,468 (see Schedule 5) as of September 6, 2007. In general, any similarity between a company’s book value (comprised primarily of accrual-based retained earnings over the history of a company) and its value based on projected cash flow and fair market value of net assets is purely coincidental. Thus, book value has little, if any, bearing on fair market value based on contemporary financial theory.
8. POTENTIAL ACQUIRERS
The Company has identified several companies that may in the future have an interest in acquiring a stake in Orion or Orion in its entirety. The Company has reported that it has had no substantive discussions about acquiring Orion with any of these or any other potential buyers.
MedSynergies, Inc. – A privately held company headquartered in Irving, Texas. MedSynergies provides revenue cycle management, physical billion & collections, information technology back office services, management services and consulting services to medical practices, primarily physician groups, hospitals, and corporate providers. In 2004, MedSynergies received $24 million in private equity funding from FTVentures.
Accuro Healthcare Solutions – a privately held company headquartered in Dallas, Texas. Accuro provides technology solutions to aid its customers with revenue management (accurate billing, payor analysis, transparent pricing). Accuro’s customers are primarily hospitals and ancillary providers. Since 2005, Accuro has acquired Innovative Health Solutions, Triad Healthcare Consultants, CodeCorrect, CDMSG, and The Woodmoor Group. Accuro received a

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$100 million funding commitment from Welsh, Carson, Anderson & Stowe, a private equity investment firm.
MedAssets, Inc. – a privately held company headquartered in Alpharetta, Georgia. MedAssets has filed an S-1 registration document in order to issue $230 million in equity securities to the public. MedAssets provides revenue cycle management, decision support, business informatics, supply chain management and operational improvement solutions to healthcare providers. In 2007, MedAssets has acquired MD-X Solutions and XactiMed. MedAssets’ investors include Galen Partners, Grotech Capital Gropu and Parthenon Capital.
Athena Health, Inc. – a privately held company headquartered in Watertown, Massachusetts. Athena Health has filed an S-1 registration document in order to issue $75 million in equity securities to the public. Athena Health provides practice management software, payor management consulting services and billing and collections services. Athena Health’s investors include Oak Investment Partners, Venrock Associates, Draper Fisher Jurvetson, PSS World Medical, Inc., and Cardinal Partners.
McKesson, Inc. – a publicly traded company headquartered in San Francisco, California. McKesson as of September 6, 2007 has a market capitalization of approximately $16.25 billion. McKesson provides supply, information and care management products to the healthcare industry. McKesson also distributes pharmaceutical products and medical-surgical and first aid supplies. In 2007, McKesson acquired Physician Micro Systems, Inc. and Per-Se Technologies, Inc.
CBIZ, Inc. - a publicly traded company headquartered in Cleveland, Ohio. CBIZ as of September 6, 2007 has a market capitalization of approximately $486.1 million. CBIZ is a providers of professional business financial and technology services across many industries. The Medical Management Professionals unit provides coding and billing, accounts receivable management, and practice management services.
9. DISCOUNTS AND PREMIUMS
This section outlines various, potential issues that appraisers should consider in the valuation of a privately held entity. All of these issues may not be applicable to the valuation of the subject interest. This section of the report discusses the adjustments (i.e., discounts and/or premiums) we applied in arriving at a conclusion of value for the subject interest.
Discount for Lack of Marketability
Orion is currently traded on the American Stock Exchange. The definition of marketability is whether a security can be converted to cash within three days. A company such as Orion enjoys this liquidity and the application of a discount for lack of marketability is not appropriate.

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Controlling Interest Premium
This value analysis was conducted on a minority (non-controlling) basis. The acquisition premium discussed below incorporates the appropriate adjustment for the fact that the Company is acquiring what is effectively a controlling interest in its own stock by removing its stock from public trading.
Acquisition Premium
Based on data from Thomson Financial Research, the typical premium paid over the market stock price by a private acquirer for the first quarter of 2007 was 18.4%. In the same period, premia paid by strategic buyers were 37.4%. The data are consistent with the prevailing view that strategic buyers tend to pay more for an asset than a purely financial buyer. The Company has reported no serious or substantive discussions from potential acquirers in the last year. The Company believes that the potential acquirers listed above are unlikely to have a serious interest in acquiring the Company.
The premium partially represents the fact the Company, buying stock back from shareholders, is effectively acquiring controlling interest in itself. Shares which confer controlling interest give the shareholder the following rights:
1.	Appoint company management

2.	Determine management compensation and perquisites

3.	Set policy and change the course of business

4.	Acquire or liquidate assets

5.	Select people with whom to do business and award contracts

6.	Make acquisitions

7.	Liquidate, dissolve, or recapitalize the company

8.	Sell or acquire treasury shares

9.	Register the company’s stock for a public offering

10.	Declare and pay dividends

11.	Change the articles of incorporation or bylaws

12.	Block any of the above actions
The acquisition premium recognizes that shares that provide control over key Company decisions are worth more than their non-controlling counterparts.
There is much empirical data from the market relative to control premiums and minority interest discounts. Much of this data has been published by Mergerstat in its publication Mergerstat Review, which is updated annually. The evidence examined in this publication generally compares control acquisition prices with pre-acquisition minority interest transaction prices. The usual approach is to measure the amount paid for a controlling interest in excess of the

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minority interest transaction prices in the same company. To accomplish this, these studies compare public market trading prices before the announcement of a merger or acquisition to the actual price paid for the merger or acquisition. The percentage of the acquisition price over the prior minority trading price is commonly referred to as the control premium. Conversely, the percentage below the acquisition price at which the minority interest was trading is called the minority interest discount.
Mergerstat Review begins by identifying publicly announced formal transfers of ownership of at least 10 percent of a company’s equity. Other criteria relate to a purchase price minimum of $1.0 million and the requirement that at least one entity be a U.S. entity. Transactions are recorded as they are announced, rather than as they are completed. Thus, the study includes pending transactions (based upon the highest bid price, where there are competing offers), as well as completed transactions. Open market stock purchases, however, are not recorded. The results of this study for the years 1996 to 2005 are summarized below.

	Number of	Average Premium	Median Premium
Year of Buyout	Transactions	Paid (%)	Paid (%)
1996	381	36.6	27.3
1997	487	35.7	27.5
1998	512	40.7	30.1
1999	723	43.3	34.6
2000	574	49.2	41.1
2001	439	57.2	40.5
2002	326	59.7	34.4
2003	371	62.3	36.0
2004	322	30.7	23.4
2005	392	34.5	24.1

Mean	453	45.0	31.5
Median	416	42.0	30.9
One important factor to consider is that the premium figure above is based on the buyout price over the market price of the seller’s stock only five business days prior to the announcement date. Studies show that stock prices have some tendency to rise in anticipation of such events, starting considerably more than five days prior to the public announcement. To that extent, the control premium and the implied minority interest discount may be understated. Without factoring in any additional percentage for this likelihood, the numbers “as is” show average premiums between approximately 31% to 62% for the last ten years, while the median premium fell between approximately 23% to 41%. Based on the median premiums in the last ten years, the resulting minority interest discount is thus calculated to range from approximately 19% to 29%.
Based on the studies identified above and the traits inherent in owning a minority interest in Orion, a 20% controlling interest premium over the price that would be paid for non-controlling shares would be indicated. This is consistent with the acquisition premia observed in the market for the first quarter of 2007, as described below. Therefore, we believe that the premium that would be paid by a buyer wishing to take the company private is a reasonable premium to apply

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to the Company’s current stock price so as to offer the Cashed-Out-Shareholders a price that might be expected if an arms-length buyer were to bid on the Shares.
As of September 6, 2007, the closing stock price was $0.17 per share. If an 18.4% premium were added to the closing stock price, the new price would be $0.2013 per share. As recently as September 4, 2007, the closing stock price was $0.22 per share. If an 18.4% premium were added to the closing stock price, the new price would be $0.2605 per share. The last date that the Company’s closing share price was $0.22 per share was June 6, 2007 ($0.23).
Based solely on recent Orion stock price behavior, the expected price per share, including the acquisition premium, might be expected to lie within the range of $.2013 to $0.2605 per share.
10. VALUATION SUMMARY
We chose to arrive at the concluded value of the company using the discounted cash flow analysis. The fair market value of one share of common stock in Orion HealthCorp, Inc. as of September 6, 2007 is concluded to be $26,905,631. (See Schedule 5)
11. EQUITY VALUE ALLOCATION
The concluded equity value represents 100% of the equity in Orion as of June 30, 2007. This value must be allocated to Series A and D stock. We considered the option-pricing allocation method in determining fair market value of the Company’s Series D stock, Series A stock, and outstanding options. Orion’s Certificate of Incorporation calls for the authorization of 300,000,000 shares of Class A Common Stock and 50,000,000 shares of Class D Common Stock.
Nature of the Class D Common Stock
Class “D” common stock is convertible, common equity with a cumulative dividend of 9% per annum. The Class D shares are fully convertible on a one to one basis. This capital structure presents three options.
The Option-Pricing Allocation Method
The AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) suggests the use of option approaches to determine the value of preferred shares. These approaches treat the value of the company’s equity as a call option on the value of the entire enterprise. The well-known Black-Scholes model is frequently considered to be more appropriate for publicly-traded companies with continuous ranges of value and volatility. We selected the binomial call option pricing model, a model which assumes a finite number of potential stock value outcomes, two, in order to determine value the Company’s equity from the perspective of an option based approach.

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The binomial option pricing model assumes that each period can lead to two outcomes in the price of the underlying asset. Each outcome in the current period is contingent upon the outcomes of the prior periods, as would be the case in a decision tree. Each outcome indicates that the price of the underlying stock has either increased (an “Up” state) or decreased (a “Down” state) at each period. The degree of expected increase and the degree of expected decrease in each instance lead to an implied volatility. Implied volatility is also a function of the percentage of periods in which an “Up” state is expected and the percentage in which a “Down” state is expected. The probability of an “Up” state or a “Down” state occurring is calculated within the model as a function of the two potential price states. This probability is called a “risk neutral” probability function.
A binomial option pricing model belongs to a broader category of option pricing models called “lattice” models. Lattice models are so named because when the potential price outcomes over time are represented graphically, they look like an interconnecting network, or lattice. Lattice models need not be restricted to a binomial or two-state framework. Lattice models can theoretically have infinite states of nature. A three-state framework, for example, is called a trinomial model, and so forth. However, such multi-state, multi-period frameworks incorporate particularly complex calculations and mathematical relationships; they are not often widely used in the finance industry except in highly specialized circumstances demanding sophisticated technical rigor. The AICPA guidelines limit their discussion to binomial pricing models.
The most commonly used binomial option pricing model requires the following assumptions:
•	The option is a European option, meaning that it cannot be exercised prior to expiration (more complex binomial models can be used to calculate the value of American call or put options

•	The option buyer has a cost of capital equal to the risk-free rate, which is used as the discount rate on the call option

•	The cost of capital remains constant over the life of the option

•	The price of the underlying stock will either increase or decrease in each period by the same percentage

•	There are no taxes involved in the investment

•	There are no transaction costs

•	No dividends are paid (some models enable the incorporation of dividends)
Many of these assumptions are consistent with those of the Black-Scholes model for pricing European call options. In fact, as the number of time periods grows very large, the price results achieved using the binomial pricing model converge with those produced using the Black-Scholes model.
A straightforward way to execute the calculation of the call option price using a binomial option model is to calculate the various outcomes in the lattice. In a binomial model, two lattices are used; one that calculates the stock price in the various scenarios, and one that calculates the corresponding call option price for each stock price scenario. The lattice tree method is useful for relatively small numbers of periods. After a larger number of periods, approximately 15-20, the use of a computer program to calculate more complex formulas is considered to be more efficient.

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The reasoning behind selecting the options approach to calculate the fair value of the common equity is that the approach enables the calculation of the value of preferred and common shares directly. The approach also supports the assumption the equity has some fair market value, even though the current asset method might indicate that the common equity has no theoretical value due to the liquidation preferences of the Series D shares. The options approach is also considered by the Practice Aid to be less sensitive to subjective inputs than, The Probability-Weighted Expected Return Method, the other primary recommended method for allocating common and preferred shareholder value within the company’s equity.
The common equity is, for practical purposes, a claim on the future value of the company. Venture capital investors purchase stock in emerging companies because they believe that there is the potential for a very high return when the company is sold.
It is appropriate to invoke assumptions from the Black-Scholes framework, rather than set hard assumptions externally. (Recall that the binomial option is related to Black-Scholes.) In particular, Black-Scholes’ assumption of symmetrical volatility is applied, meaning that a stock return is as likely to be above as below the mean at any given point in time. The implication of using the Black-Scholes assumption of symmetrical volatility is that if there is a default of the company it is not known at that point precisely what the value will be at the time of exercise. The Black-Scholes assumption is a straightforward way to address this uncertainty; we are not forced to decide how much in the money the option might or might not be at the option expiration date (in this case, five years from the issue of the warrant).
Both the Series A and D common stock are valued as a series of call options on the total enterprise value. The rights of the common shareholders are equivalent to a call option on any value of the Company above the Series D shareholders’ liquidation preference.
The first step in the analysis is to establish the exercise prices, which, according to the Practice Aid, are equal to the cumulative liquidation preferences of any senior series of preferred stock. The Series D common stock has a $5,068,500 liquidation preference. Although the Series D shares are classified as common stock, their features closely resemble preferred stock and are treated as such for valuation purposes. The liquidation preference is calculated as the initial investment of the Series D shareholders plus the cumulative dividends owed as reported in public disclosures as of the valuation date. The residual value is distributed pro rata to the owners of both Series A and D shareholders assuming their conversion to Series A shares. The following table summarizes the characteristics of the stock series as call options as of the valuation date:

Option	Exercise Price
Class “D” Liquidation Preference	—
Class “A” Value before Class “D” Conversion	5,068,500
Residual	26,754,220

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The following key assumptions are applied in the binomial call option pricing model:
•	The risk free rate was the yield of the 30-year Treasury bill as of September 6, 2007, or 4.79%.

•	Time to expiration was set to five years after the issue of the warrants. We utilized the mean blended volatility (equally weighted historical and implied volatilities) of 49.4%.

•	The initial stock price as of September 6, 2007 was the concluded equity value, or $26,905,631.
A summary of the value of each call option is listed in Schedule 4a. The incremental value between the first call option and the second call option was calculated. This is the present value of the liquidation preference for the Series D common stock. The second option was on the value between the value of the liquidation preference and the concluded equity value of the company. The residual value is then allocated pro rata to both series of stock (see Schedule 4a).
To validate the calculations, the share price of each class of stock is multiplied by the number of shares with respect to that class. The sum of these values should and does equal the value of 100% of the equity in the Company. The following table summarizes the share price allocation of the concluded equity value as of September 6, 2007 (Schedule 1).

Equity Class	Number of Shares	Undiluted Share Price	Total Value

Class “D” Common Stock	24,658,955	$0.22	$5,532,573
Class “A” Common Stock	105,504,032	$0.20	$21,373,058

Total			$26,905,631
12. STOCK OPTION AND WARRANT VALUATION
Warrants and employee stock options have features that are similar to those of stock options. A call option is an option to buy the underlying security at a predetermined price (the “exercise” price) at some point in the future. A “European” option is the term used for options that can only be exercised at the expiration date. By contrast, an “American” option describes options that may be exercised at any time before the expiration date. American options require the application of a different option pricing model. Warrants, however, differ from call options in that the warrant is issued by the company on its own stock. As a result, the company issues more stock when the warrants are exercised, effectively diluting current shareholders. In addition, warrants often have provisions not seen in call options. For example, the issuing company may have the right to call the warrants, as well as the possibility to alter the maturity or exercise price.
The conventional method for calculating the value of a warrant is through the Black-Scholes model for European call options. Dr. Fischer Black (“Dr. Black”) and Dr. Myron Scholes (“Dr.

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Scholes”) published their model in 1973 and laid the foundation for the mathematical valuation of equity derivatives and for the derivatives market in the process.
Dr. Black and Dr. Scholes theorized that the value of an equity option is a function of:
•	S, the underlying stock price

•	X, the exercise price (the price at which the option is exercised)

•	r, the risk-free rate of interest (generally accepted to be the Overnight Fed Funds Rate)

•	ó, the volatility (observed from the price behavior of the underlying stock)

•	T-t, the time to maturity (from the time the option is purchased to exercise, in years)
We can then apply these input variables into the following set of equations to derive the price for a European call option on a non-dividend stock:
Where N(d1) and N(d2) are the cumulative normal distribution functions for d1 and d2, which are defined as:
d2 can be further simplified by means of substitution as:
In order to compute the cumulative normal distribution function, we can consider the partial derivative of N(x).
We then apply the terms d1 and d2 to the equation and we obtain the solutions to the terms (as defined above) for the Black-Scholes model.
As mentioned above, the standard treatment for warrant valuation is based on the Black-Scholes model for European call options. The central difference between call options and warrants is the

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fact that new stock is issued when warrants are exercised, thereby diluting the ownership of existing shareholders. To accurately value warrants, the Black-Scholes model must be altered by incorporating a dilution factor to account for the newly-issued stock upon the warrant’s exercise. The dilution factor (lambda) is defined as the number of warrants outstanding (for that issue) divided by the total number of common shares outstanding. Also, a warrant is valued as a call option on the value of the firm per share, v, as opposed to a call option on the common stock.
Two separate models are used to value warrants. One is used when the warrant being valued belongs to the only group of warrants outstanding. A more complex model is used when multiple groups of warrants are outstanding.
The Single Warrant Valuation Framework (“Single-WVF”) is used to value warrants belonging to the only issue outstanding. The Single-WVF framework holds that the value of a warrant is the value of the call option (with the same characteristics as the warrant) divided by the dilution factor plus one. The following equation expresses the value of a warrant by the Single-WVF method where C(v, T, K, óv, r) represents the value of the Black-Scholes equation for the inputs: (i) v, underlying stock price; (ii) T, time to maturity; (iii) K, exercise price; (iv) óv, volatility (standard deviation of stock returns); and (v) r, risk-free rate:
This relationship yields an accurate calculation of warrant value if the company has only issued one set of warrants. However, in the case where a company has more than one set of warrants outstanding, this relationship would overvalue the warrant because it fails to consider the potential dilutive impact of the exercise of other outstanding warrants issued. If a warrant issued prior to the warrant being valued is called (exercised), then the dilution factor is altered.
Theofanis Darsinos and Stephen E. Satchell present the Multiple Warrant Valuation Framework5 (“Multiple-WVF”) for pricing multiple-issue warrants with different exercise prices. Given multiple warrant issues with different maturities and different strike prices, Darsinos and Satchell derive the following equation for the value of warrant issue n:
In addition, the terms pi, the probability that share value, vTi, will be greater than the exercise price for that warrant issue (and thus the probability the warrant will be exercised) and δi,j , the

[5]	On the Valuation of Warrants and Executive Stock Options: Pricing Formulae for Firms with Multiple Warrant/Executive Options, Theofanis Darsinos and Stephen E. Satchell, April, 2002.

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conditional function that determines if the warrant is called (if δi,j = 1, then it is called, if δi,j = 0, then it is not called) are given by the following equations:
The symbol Φ represents the cumulative normal distribution. The mod function returns the remainder after a number is divided by a provided divisor, in this case two. As a result, the mod function returns a number less than two, but greater than or equal to zero. By rounding downward, the function δi,j returns either one or zero.
The probability that warrant issue i will be called is given by the equation for pi, representing the probability that share value, vTi, will be greater than the exercise price for that warrant issue.
The Multiple-WVF can be seen as a summation series consisting of the following two cases: (i) prior warrants will be called and (ii) prior warrants will not be called. The probability that an issue is called is multiplied by the value of the warrant being valued given that the prior issue is exercised. This result is added to the probability that a prior issue is not called multiplied by the value given that the prior issue is not exercised. Because each warrant issue may have a different exercise price and time to maturity, this probability will be different for each issue, and the calculation must be done for every prior issue and set of circumstances. Where cases involve more than two warrant issues, a computer is generally required to perform all of the iterations.
A warrant’s value issued by a company with prior warrant issues is more accurately calculated through the application of the Multiple-WVF than through the Single-WVF or the Black-Scholes model by itself (assuming the warrant is viewed as a call option on the value of the firm per share). The dilution effect causes a simple Black-Scholes model to overvalue warrants whether there are single or multiple issues, and causes the Single-WVF model to over value warrants where multiple issues are outstanding.
Multiple Warrant Valuation Framework
The Multiple-WVF utilizes the Black-Scholes method that relies on a series of assumptions, which are reasonably applicable in practice:
•	No dividends are paid out on the underlying stock during the option life.

•	The option can only be exercised at expiry (European characteristics). Assuming the Company’s value steadily increases, the holder will exercise an option at expiry in order to obtain the largest profit.

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•	Efficient markets (market movements cannot be predicted). There is no consensus in the financial community on the actual efficiency of the equity markets (assuming efficiency is as valid as assuming inefficiency in the market).

•	Commissions are non-existent. There are no commissions as the transaction is theoretical.

•	Interest rates do not change over the life of the option (and are known). This assumption is routinely violated, but Black-Scholes is used by the financial community nevertheless.

•	Stock returns follow a lognormal distribution. This is a matter of debate in academic literature, but challenges to this assumption in academic finance have not been sufficiently convincing to undermine the financial community’s willingness to rely upon the Black-Scholes model for option pricing.
As of June 30, 2007, Orion reported options and warrants outstanding in the amount of 7,113,361 units. The reported options and warrants amount includes 430,000 shares to account for a convertible note written in 2003 that we have classified as debt. The 430,000 shares attached to the convertible note also include 400,000 shares of restricted stock units that we have classified as common shares. This amount also includes warrants for 26,000 shares that expired in Mar-May of 2007. Finally, this amount does not include 442,152 shares to account for a convertible note mentioned in the Company’s latest 10-Q with a strike price of 0.18 (equal to the company’s average stock price over the 20 trading days prior to the Valuation Date). We valued the 6,699,513 Orion warrants for common stock based on the common share price provided by the option-pricing allocation method. The distribution of the options and warrants by their exercise price is presented below.

Number of
Exercise Price	Shares
0.01	1,446,629
0.18	2,500,000
0.18	442,152
0.22	400,000
0.27	20,000
0.47	100,000
0.84	957,000
2.80	100,000
3.20	567,689
3.50	138,876
4.50	8,000
19.00	19,167

6,699,513
In addition to the above assumptions necessary for the Black-Scholes model, the following assumptions are relied on in the specific application of the Multiple-WVF to Orion:

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•	The common share price is $0.20 based on the value provided by the value provided by the option-pricing allocation method.

•	The volatility is estimated at 20.3% based on the market volatilities of the guideline public companies.

•	The risk free rate was the yield of the 30-year Treasury bill as of September 6, 2007 or 4.79%.

•	The current number of outstanding shares is 105,904,032 as of the valuation date.
The above values and assumptions were input into the Multiple-WVF to determine fair value of the warrants issued by Orion considering the option-pricing allocation method. The results are summarized in the following table (Schedule 3):

	Number of	Maturity	Option Value
Exercise Price	Shares	(years)	(per share)	Total Value
0.01	1,446,629	2.30	$0.19	$268,778
0.18	2,500,000	9.28	0.09	221,805
0.18	442,152	4.50	0.06	26,611
0.22	400,000	9.59	0.07	29,451
0.27	20,000	9.52	0.06	1,130
0.47	100,000	8.72	0.02	1,709
0.84	957,000	7.81	0.00	1,632
2.80	100,000	2.30	—	—
3.20	567,689	5.22	—	—
3.50	138,876	0.22	—	—
4.50	8,000	0.43	—	—
19.00	19,167	4.11	—	—

	6,699,513			$551,117
13. DILUTION EFFECTS OF STOCK OPTIONS AND WARRANTS
The Orion warrants are tied to common stock; therefore, the residual value of the common stock must be adjusted to reflect the value associated with the warrants.
Option-Pricing Allocation Method
The indicated value of the residual claim on the enterprise value (after the liquidation preference has been satisfied) was $21,373,058 (Schedule 2b). This value is reduced by the total value of the warrants, or $518,856 (Schedule 2b). The resulting diluted value of the residual claim on the enterprise value is $20,854,202 (see Schedule 2b). Based on the assumptions and methodologies described in this report, the fully diluted value of one share of common stock is $.20.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 42

The following table summarizes the fully diluted value of each equity class on a non-controlling, non-marketable basis as of September 6, 2007:

		Number of
	Share	Common	Total
	Price	Equivalents	Value
Series D common stock	0.22	24,658,955	5,500,311
Class A shares	0.20	105,904,032	20,854,202
Common options	0.08	6,699,513	551,117

		137,262,500	$26,905,631
14. FAIRNESS OPINION CONCLUSION
We considered the fair market value of Orion and the Shares to render our Opinion on the fairness of the proposed Transaction. The offered price per share is $0.23, which is 15% higher than our calculated fair market value per share of $0.20. The closing price of the Shares on the American Stock Exchange on September 6, 2007 was $0.17 per share. The offered price of $0.23 per share is 35.3% over the closing price on September 6, 2007. The acquisition premium of 35.3% is higher than the 18.6% premium observed in the first quarter of 2007 for take-private transactions. The offered price of $0.23 lies within the range of $.2013 to $0.2605 per share based solely on recent closing prices.
Based upon our analyses, and the facts and circumstances as of the valuation date, September 6, 2007, it is our Opinion that the proposed Transaction is fair, from a financial point of view to unaffiliated shareholders, including the Cashed-Out Shareholders.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 43

* * * * * * *
This detailed report, including exhibits, is to be used solely for management planning and Securities and Exchange Commission compliance purposes. It is not to be referred to or distributed for any other purposes or to any other party for any purpose without Adams Capital’s express written consent.
The procedures performed on this assignment are limited in scope, and do not constitute an examination, review, or compilation of historical information in accordance with generally accepted auditing standards or an examination, review, or compilation of prospective information in accordance with established standards by the American Institute of Certified Public Accountants. Accordingly, we do not express an opinion as defined by the American Institute of Certified Public Accountants on the financial, statistical, or other data included in our summary of findings.
In performing our valuation, we utilized and relied upon the accuracy and completeness of various historical and prospective information provided to us by you. By accepting this letter report, you implicitly represent to us that such information is accurate and complete, to the best of your knowledge and belief.
This report is issued subject to the attached Assumptions and Limiting Conditions. Adams Capital is pleased to prepare this valuation analysis. Please contact us should you have any questions.
Very truly yours,
David P. Adams III, CPA, ABV, ASA
President

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 44

16. SOURCES OF INFORMATION
•	Compiled financial statements, as of and for the years ended December 31, 2002 through 2006.

•	Interim financial statements (Form 10-Q) for the six months ending June 30, 2007.

•	Financial projections prepared by Management for the years ending December 31, 2007 through 2011.

•	Interviews with Management and site visit made to the corporate headquarters in Roswell, GA.

•	Revised certificate of incorporation for Orion HealthCorp, Inc.

•	Listing of warrants and options provided by management.

•	Series D stockholder agreement.

•	Forecast of the Nation, Georgia State University, May 2007.

•	Bloomberg Business News

•	Done Deals database

•	Pratt’s Stats database

•	Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook, Morningstar, Chicago, 2007.

•	Cost of Capital 2007 Yearbook, Morningstar, Chicago, 2007.

•	Mergerstat Review 2007, Mergerstat.

•	Integra Information online database (www.integrainfo.com)

•	First Research online database (www.firstresearch.com)

•	U.S. Bureau of Labor Statistics (www.bls.gov)

•	U.S. Census Bureau (www.census.gov)

•	U.S. Federal Reserve Bank (www.federalreserve.gov)

•	U.S. Bureau of Economic Analysis (www.bea.gov)

•	Dun & Bradstreet Comprehensive Insight Plus Report

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 45

17. ASSUMPTIONS AND LIMITING CONDITIONS
These primary assumptions and limiting conditions pertaining to the value estimate conclusions stated in this report are summarized below. Other assumptions are cited elsewhere in this report.
1.	To the best of our knowledge and belief, the statements of facts contained in the appraisal report, upon which the analysis and conclusions expressed are based, are true and correct. Information, estimates, and opinions furnished to us and contained in the report or utilized in the formation of the value conclusions were obtained from sources considered reliable and believed to be true and correct. However, no representation, liability, or warranty for the accuracy of such items is assumed by or imposed on us, and is subject to corrections, errors, omissions, and withdrawal without notice.

2.	This valuation is based on historical and prospective financial information that has been provided by management. This prospective and historical information has not been subjected to any auditing or verification procedures and we express no assurance of any kind on it. Management has advised us that they consider the data used to be accurate, and that no information known to them conflicts with the data or resulting use of such data in this valuation.

3.	The valuation may not be used in conjunction with any other appraisal or study. The value conclusions stated in this appraisal are based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose, function, and party so identified in the report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without Adams Capital’s express written consent.

4.	No change of any item in any of the appraisal report shall be made by anyone other than Adams Capital, and we shall have no responsibility for any such unauthorized change.

5.	Unless otherwise stated in the appraisal, the valuation of the business has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities, or events existing as of the valuation date.

6.	We are not required to give testimony or be in attendance at any court or administrative proceeding with reference to the business appraised unless additional compensation is agreed to and prior arrangements have been made.

7.	The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support our valuation conclusions should this be required. Those services would be performed for an additional fee.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 46

8.	Neither all nor any part of the contents of the report shall be disseminated or referred to the public through advertising, public relations, news or sales media, or any other public means of communication or referenced in any publication, including any private or public offerings including but not limited to those filed with the Securities and Exchange Commission or other governmental agency, without Adams Capital’s prior written consent.

9.	Good and marketable title to the business interest being appraised is assumed. We are not qualified to render an “opinion of title” and no responsibility is assumed or accepted for matters of a legal nature affecting the business being appraised. No formal investigation of legal title to or liabilities against the business valued was made, and we render no opinion as to ownership of the business or condition of its title.

10.	Management is assumed to be competent, and the ownership to be in responsible hands, unless noted otherwise in this report. The quality of business management can have a direct effect on the viability and value of the business. The financial projections contained in the appraisal assume both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the final value estimate.

11.	In the appraisal assignment, the existence of potentially hazardous materials (i) used in the construction, maintenance or servicing of the buildings and machinery and equipment of the business, such as the presence of urea-formaldehyde foam insulation, asbestos, lead paint, toxic waste, underground tanks, radon, and/or any other prohibited material or chemical which may or may not be present on or in the subject real and/or tangible personal property or (ii) in existence of which the business may be held accountable, was, unless specifically indicated in the report, not disclosed to us during the course of this engagement. We, however, are not qualified to detect such substances. The existence of these potentially hazardous materials could have a significant effect on the value of the business. The client is urged to retain an expert in this field, if desired.

The value conclusions assume the real and tangible personal property is “clean” and free of any of these adverse conditions unless we have been notified to the contrary in writing.

12.	Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business because of future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

13.	We take no responsibility for any events, conditions, or circumstances affecting the subject business or its value, that take place subsequent to the effective date of value cited in the appraisal.

Orion HealthCorp, Inc. Fair Market Valuation as of September 6, 2007	September 17, 2007 Page 47

14.	Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material. Accordingly, to the extent that any of the information used in this analysis and report requires adjustment, the resulting fair market value would be different.

15.	Any decision to purchase, sell or transfer any interest in the Company shall be your sole responsibility, as will the structure to be utilized and the price to be accepted.

Our role will be to provide information that you may find useful in your evaluation of the appropriateness of transferring the Company’s equity interests as well as the related transaction structure and pricing.

16.	The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business interests might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 48

18. CERTIFICATION
We certify that, to the best of our knowledge and belief, the following:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limited conditions and are personal, impartial, and unbiased professional analyses, opinions, and conclusions.

•	We have no (or the specified) present or prospective interest in the business or property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

•	We have no bias with respect to the business or property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause or the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	This analysis and report were prepared in conformity with the standards of various professional organizations including Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Principles of Appraisal Practice, and Code of Ethics of the American Society of Appraisers.

•	This report was prepared under the direction of David P. Adams III, CPA, ABV, ASA with significant professional assistance from Michael S. Blake, CFA and Stuart Johnston.

•	David P. Adams III is in compliance with the American Society of Appraisers mandatory recertification program for all of its Senior Members.

•	David P. Adams III is in compliance with The American Institute of Certified Public Accountant’s Accreditation Program in Business Valuation (“ABV”).
David P. Adams III, CPA, ABV, ASA

President
Adams Capital, Inc.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 49

19. QUALIFICATIONS
David P. Adams III
CPA, ABV, ASA
President
PROFESSIONAL BACKGROUND
Mr. Adams is president of Adams Capital, Inc. He is an expert in the valuation of businesses, business interests, and tangible and intangible property for mergers and acquisitions, corporate recapitalization, privatization, gift and estate tax planning, bankruptcy proceedings, dissenting shareholders, Employee Stock Ownership Plans, and financial and tax reporting. Prior to forming Adams Capital, Inc., Mr. Adams practiced business valuation services with Coopers & Lybrand LLP and KPMG Peat Marwick LLP, two of the international “Big Four” accounting and consulting firms.
Mr. Adams’ extensive corporate finance background includes: sellside and buyside advisory, divestitures, private placements, transaction negotiation, structure, and strategy. Mr. Adams has experience with over 2,000 transactions ranging from multi-billion dollar international conglomerates to smaller family owned and start up businesses. Transaction advisory experience includes: fairness opinions, due diligence, equity structuring, debt structuring, recapitalizations, solvency opinions, acquisition consulting, board presentations, going public, going private, shareholder stock repurchases, and business planning in support of financing.
Mr. Adams assists firms in need of financing by locating both debt and equity capital, helping clients to prepare business plans and presentation materials, and guiding clients through the funding process.
Mr. Adams has managed major international acquisition engagements in Australia, Belgium, Canada, France, Germany, Italy, Japan, Mexico, Norway, Spain, Sweden, the United Kingdom, the United States, and Uruguay.
Mr. Adams’ industry experience includes agribusiness, automotive, banking, distribution, entertainment, foods, healthcare, high technology, insurance, manufacturing, mining, petrochemicals, plastics, real estate, retail, telecommunications, textiles, and utilities.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 50

David P. Adams III
CPA, ABV, ASA
EDUCATION AND PROFESSIONAL AFFILIATIONS
Mr. Adams received a BS degree in Mechanical Engineering from the Georgia Institute of Technology and an MBA with concentration in finance from Georgia State University. He is an Accredited Senior Appraiser with the American Society of Appraisers (ASA), and past president of the Atlanta ASA Chapter. Mr. Adams is a Certified Public Accountant, Accredited in Business Valuation (ABV), and a member of the American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants (GSCPA), the American Society of Mechanical Engineers, and the American Society of Cost Engineers. Mr. Adams is also a member of the Estate, Gift, & Trust and Personal Finance Committees of the GSCPA. He is past President of the GSCPA Buckhead Chapter, past Council, Board and Management Committee member of the GSCPA. He is a member of the GSCPA 2003 Leadership Academy class and is past chair the GSCPA Business Valuation and Litigation Services Section. Mr. Adams currently serves on the advisory board of the National Association of Corporate Directors – Atlanta Chapter.
WRITINGS, PRESENTATIONS, AND ARTICLES
Mr. Adams speaks frequently and has made presentations to the State Bar of Georgia, Georgia Society of Certified Public Accountants, Georgia State Association of Life Underwriters, the Georgia Bankers Association, New York University’s 54th Institute on Federal Taxation, Valuation Network Limited/Valuation International Limited and on behalf of Loriman Educational Services. Mr. Adams created and chaired for 5 years an annual conference on business valuation and transactions for the Institute of Continuing Legal Education in Georgia.
Mr. Adams has been published in finance, accounting and business publications including: The Atlanta Business Chronicle, CCH Business Valuation Alert, Competitive Edge magazine, Current Accounts, Journal of Practical Estate Planning, and several local, regional and national accounting firm publications.
Mr. Adams is a co-author and instructor of the national American Institute of Certified Public Accountants, Business Valuation (NBV6) and (NBV5) courses. He instructs other courses for the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants and is a frequent speaker on business valuation issues for CPE and CLE seminars.
EXPERT TESTIMONY
Mr. Adams is recognized as a qualified expert witness and has provided expert testimony in Alabama, California, Florida, Georgia, Pennsylvania, and Tennessee.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 51

Michael S. Blake, CFA
Valuation Associate
PROFESSIONAL BACKGROUND
Mr. Blake is a valuation associate at Adams Capital, Inc. He has twelve years experience in venture capital investing, capital raising and merger and acquisition support, including the valuation and financial management of early stage ventures. Prior to joining Adams Capital, Mr. Blake founded 3SVentures, LLC, a consultancy focusing on supporting the financial development of early stage ventures, providing outsourced corporate finance services to Atlanta businesses, and offering part-time CFO services for small companies. Adams Capital acquired 3SVentures in 2005.
Mr. Blake worked for Jaakko Pöyry Consulting, a global strategic consulting firm specializing in the forestry-related industries; Orama Partners, a New York merchant bank raising capital for and investing in emerging technology firms in Israel and North America; and Global Partner Ventures, a Richmond-based venture capital fund specializing in the commercialization of military technologies. Mr. Blake is fluent in English, Russian and French.
Mr. Blake’s industry experience includes information technology, medical devices, drug development, computer hardware, electronic entertainment, telecommunications, publishing, business services, e-commerce and Internet-driven services, aerospace, and paper & timber.
EDUCATION AND PROFESSIONAL AFFILIATIONS
Mr. Blake received his Bachelor’s Degree, Cum Laude, in Economics and French from Franklin & Marshall College and his Masters of Business Administration Degree from Georgetown University. He is a Chartered Financial Analyst (CFA) Charter holder and a member of the CFA Institute (formerly Association for Investment Management and Research, AIMR.) Mr. Blake is also a member of the Stamford, Connecticut Society of Investment Analysts (SSIA,) is a member of Phi Beta Kappa, and sits on the board of the Georgetown Club of Georgia. Mr. Blake is the co-founder and co-host of StartupLounge.com, an online podcast and forum resource for entrepreneurs.
WRITINGS, PRESENTATIONS, AND ARTICLES
Entrepreneurship: Back to Basics book published by Beard Group, 2002.
Delo, (the Belarusian Business Journal), authored a series of articles explaining how to approach and positively impress foreign investors.
Bear Necessities for Global Competitor, the Tufts University Business Journal.

Orion HealthCorp, Inc.	September 17, 2007
Fair Market Valuation as of September 6, 2007	Page 52

Orion HealthCorp, Inc.	Schedule 1
Total Equity Value Summary
Valuation Date: September 6, 2007

		Number of
	Share	Common	Total
	Price	Equivalents	Value
Series D common stock (1)	0.22	24,658,955	5,500,311
Class A shares (1)	0.20	105,904,032	20,854,202
Common options (2)	0.08	6,699,513	551,117

		137,262,500	$26,905,631

Concluded fair market value of the common stock on a non-controlling marketable basis			$0.1969
Notes:

(1)	See Schedule 2a.

(2)	Based on average warrant value. See Schedule 2a.

Orion HealthCorp, Inc.	Schedule 2a
Summary of Warrant and Stock Option Dilution Effects
Valuation Date: September 6, 2007

	Share Price	Share Price
	Before Dilution	After Dilution
	Effects (1)	Effects (2)
Series D common stock	0.22	0.22
Series A common stock	0.20	0.20
Notes:

(1)	See Schedule 4b.

(2)	See Schedule 2b.

Orion HealthCorp, Inc.	Schedule 2b
Allocation of Stock Option and Warrant Dilution Effects
Valuation Date: September 6, 2007

	Series D	Common
Total value	$5,532,573	$21,373,058

Common options	$—	$551,117

Less: Dilution Effects of Common Options (1)

Class “D” Liquidation Preference	—	—
Class “A” Value before Class “D” Conversion	—	380,825
Residual	32,261	138,031

Diluted total value	$5,500,311	$20,854,202

Number of shares	24,658,955	105,904,032

Diluted value per share	$0.22	$0.20
Notes:

(1)	Pro rata distribution of respective warrant or option value among equity classes which that warrant or option would effectively dilute.

Orion HealthCorp, Inc.	Schedule 2c
Stock Option and Warrant Value Distribution
Valuation Date: September 6, 2007

			Common Stock
	Common Stock		Warrants
Total value	$21,373,058	100.0%	$551,117	100.0%

Preference value	—	0.0%	—	0.0%
Common stock before conversion	14,768,914	69.1%	380,825	69.1%
Common stock after conversion	6,604,144	30.9%	170,292	30.9%

Orion HealthCorp, Inc.	Schedule 3
Multiple Warrant Valuation Framework
Common Stock Options
Valuation Date: September 6, 2007
Common Stock Options

Current stock price (1):	$0.20
Current shares outstanding:	105,904,032
Volatility:	20.1%
Risk-free rate:	4.79%

		Number of	Maturity	Option Value
Exercise Price		Shares (2)	(years)	(per share)	Total Value
0.01		1,446,629	2.30	$0.19	$268,778
0.18		2,500,000	9.28	0.09	221,805
0.18	(3)	442,152	4.50	0.06	26,611
0.22		400,000	9.59	0.07	29,451
0.27		20,000	9.52	0.06	1,130
0.47		100,000	8.72	0.02	1,709
0.84		957,000	7.81	0.00	1,632
2.80		100,000	2.30	—	—
3.20		567,689	5.22	—	—
3.50		138,876	0.22	—	—
4.50		8,000	0.43	—	—
19.00		19,167	4.11	—	—
				—	—

		6,699,513			$551,117
Notes:

(1)	Based on the indicated common stock share price determined through the option-pricing allocation method.

(2)	Excludes 400,000 shares of restricted stock units that have been treated as common stock outstanding.

(3)	Accounts for the Convertible Note mentioned in the company’s 10-Q.

Orion HealthCorp, Inc.	Schedule 4a
Option-Pricing Allocation Summary
Call Option Series
Valuation Date: September 6, 2007

Current price (1):	$26,905,631
Risk free rate:	4.79%
Volatility:	20.1%

		Exercise Price (2)	Call Price (3)
1st option	Class “D” Liquidation Preference	—	26,905,631
2nd option	Class “A” Value before Class “D” Conversion	5,068,500	22,916,614
3rd Option	Residual	26,754,220	8,147,700
Notes:

(1)	See schedule 5.

(2)	Equals the cumulative liquidation preferences of all preceding classes of preferred stock.

(3)	Determined by the binomial option pricing model.

Orion HealthCorp, Inc.	Schedule 4b
Option-Pricing Allocation Summary
Summary of Indicated Values
Valuation Date: September 6, 2007

					Number of	Preference	Residual	Indicated
	Preference	Residual	Total	Number of	Common	Value	Value	Share
	Value ($) (1)	Value ($)	Value ($)	Preferred Shares	Equivalents	per Share ($)	per Share ($)	Price ($)
Class “D” Common Stock	3,989,017	1,543,555	5,532,573	24,658,955	—	0.16	0.06	0.22
Class “A” Common Stock	—	21,373,058	21,373,058	—	105,904,032	—	0.20	0.20

Total	3,989,017	22,916,614	26,905,631
Notes:

(1)	Preference value equals the value of the respective call option minus the value of the next call option in the series.

(2)	Includes 400,000 Restricted Stock Units that fully invest on December 23, 2007.

Orion HealthCorp, Inc.	Schedule 5
Summary of Fair Market Value
Valuation Date: September 6, 2007

		Value
		Indication
Income Approach — Discounted Cash Flow Method

Fair market value of the equity on a non-controlling, marketable basis (1)		$26,905,631

Market Approach — Guideline Company Method

Fair market value of the equity on a non-controlling, marketable basis (2)		$31,780,987

Market Approach — Similar Transactions Method

Fair market value of the equity on a controlling, non-marketable basis (3)		$48,421,888
Less: Discount for lack of control (4)	25.0%	(12,105,472)
Fair market value of the equity on a non-controlling, non-marketable basis		36,316,416

Add: Premium for marketability (4)	20.0%	7,263,283

Fair market value of the equity on a non-controlling marketable basis		$43,579,700

Concluded Value

Concluded fair market value of the equity on a non-controlling, marketable basis (5)		$26,905,631

Book Value (for comparison purposes only)

Book value of equity (6)		$8,906,468

Notes:

(1)	See Schedule 6.

(2)	See Schedule 10.

(3)	See Schedule 9.

(4)	See text for discussion of discounts and premiums.

(5)	The concluded value considers the income approach indetermining business enterprise value.

(6)	See Schedule 11.

Orion HealthCorp, Inc.	Schedule 6
Discounted Cash Flow Method (1)
Valuation Date: September 6, 2007

		July 1, 2007
		through				6.0%		5.6%		4.9%
		Dec. 31, 2007		2008		2009		2010		2011		Terminal
Annual revenue growth rate				10.5%		8.1%		7.2%		6.2%		4.0%

Revenues
Sales		16,800,296		36,724,346		39,694,543		42,552,334		45,204,634

Total Revenue		16,800,296	100.0%	36,724,346	100.0%	39,694,543	100.0%	42,552,334	100.0%	45,204,634	100.0%	47,012,819

Salaries and benefits		8,449,417	50.3%	18,469,871	50.3%	19,963,681	50.3%	21,400,957	50.3%	22,734,885	50.3%
Physician group distribution		2,517,016	15.0%	5,285,734	14.4%	5,550,021	14.0%	5,827,522	13.7%	6,060,623	13.4%
Facility rent and related costs		933,223	5.6%	1,922,439	5.2%	1,980,112	5.0%	2,039,515	4.8%	2,100,701	4.6%
Depreciation (2)		143,780	0.9%	287,560	0.8%	287,560	0.7%	287,560	0.7%	287,560	0.6%
Amortization (2)		1,273,230	7.6%	2,546,460	6.9%	2,546,460	6.4%	2,546,460	6.0%	2,546,460	5.6%
Professional and consulting fees		623,751	3.7%	1,284,927	3.5%	1,323,475	3.3%	1,363,179	3.2%	1,404,075	3.1%
Insurance		278,149	1.7%	572,988	1.6%	590,177	1.5%	607,883	1.4%	626,119	1.4%
Provision for doubtful accounts		117,727	0.7%	257,344	0.7%	278,157	0.7%	298,183	0.7%	316,769	0.7%
Vaccines and medical supplies		1,262,444	7.5%	2,651,132	7.2%	2,783,689	7.0%	2,922,873	6.9%	3,039,788	6.7%
Office and computer supplies		230,692	1.4%	475,226	1.3%	489,482	1.2%	504,167	1.2%	519,292	1.1%
Postage and courier		770,249	4.6%	1,683,714	4.6%	1,819,889	4.6%	1,950,911	4.6%	2,072,512	4.6%
Other		764,065	4.5%	1,573,973	4.3%	1,621,192	4.1%	1,669,828	3.9%	1,719,923	3.8%

Total operating expenses		17,363,743	103.4%	37,011,368	100.8%	39,233,896	98.8%	41,419,039	97.3%	43,428,706	96.1%

Operating revenue		(563,447)	-3.4%	(287,022)	-0.8%	460,647	1.2%	1,133,295	2.7%	1,775,927	3.9%	1,846,964

EBITDA		853,563		2,546,998		3,294,667		3,967,315		4,609,947

Indirect expenses
Interest expense		(687,892)	-4.1%	(1,490,785)	-4.1%	(1,465,785)	-3.7%	(1,440,785)	-3.4%	(1,415,785)	-3.1%
Other expense, net		(5,999)	0.0%	(12,359)	0.0%	(12,729)	0.0%	(13,111)	0.0%	(13,505)	0.0%

Total indirect expenses		(693,892)		(1,503,143)		(1,478,514)		(1,453,896)		(1,429,289)

Income before taxes		(1,257,339)	-7.5%	(1,790,165)	-4.9%	(1,017,867)	-2.6%	(320,601)	-0.8%	346,638	0.8%

Income tax expense	39.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	135,189	0.3%

Net income		(1,257,339)	-7.5%	(1,790,165)	-4.9%	(1,017,867)	-2.6%	(320,601)	-0.8%	211,449	0.5%	219,907

Adjusted debt-free net income		(837,724)	-5.0%	(880,787)	-2.4%	(123,738)	-0.3%	558,278	1.3%	1,075,078	2.4%	1,118,081

Plus: Depreciation		143,780	0.9%	287,560	0.8%	287,560	0.7%	287,560	0.7%	287,560	0.6%	287,560
Plus: Amortization		1,273,230	7.6%	2,546,460	6.9%	2,546,460	6.4%	2,546,460	6.0%	2,546,460	5.6%	2,546,460
Less: Capital expenditures		(143,780)	-0.9%	(287,560)	-0.8%	(287,560)	-0.7%	(287,560)	-0.7%	(287,560)	-0.6%	(287,560)
Less: Amortization of US Bank Loan		(30,000)		(67,500)		(90,000)		(90,000)		(90,000)
Plus: (Increase) decrease in DFWC	17%	(814,824)	-4.9%	(517,087)	-1.4%	(491,668)	-1.2%	(473,061)	-1.1%	(439,046)	-1.0%	(299,316)

Debt-free cash flow (DFCF)		(409,319)		1,081,086		1,841,053		2,541,677		3,092,492		3,365,225

Residual value (DFCF/(WACC - G))												48,074,642

Periods to discount		0.25		1.00		2.00		3.00		4.00		4.00

Present value factors (3)	11%	0.9742		0.9009		0.8116		0.7312		0.6587		0.6587

Present values		$(398,759)		$973,950		$1,494,199		$1,858,474		$2,037,025		$31,666,767

Summary of indicated value as of June 30, 2007:

PV of forecasted cash flows		$5,964,889
PV of residual value		31,666,767

Business enterprise value		37,631,656
Add: Net operating loss tax benefit		1,465,972
Less: PV of US Bank loan payments (4)		1,225,001
Less: Interest bearing debt outstanding (5)		10,966,996

Equity value on a minority, marketable basis		$26,905,631

Notes:

(1)	Based on projections provided by Management

(2)	Accoding to the company’s latest 10-Q filed with the SEC, the total consolidated deprection expense for the three months ending June 30, 2007 was $71,890 and the total consolidated amortization expense was $636,615.

(3)	See Schedule 7.

(4)	Payments due to US Bank in 2012 and 2013 including balloon payment due October 1, 2013.

(5)	See Schedule 14

Orion HealthCorp, Inc.	Schedule 7
Weighted Average Cost of Capital
Valuation Date: September 6, 2007
Cost of equity:

Ke = Rf + Rm + Rs + Rc

Risk free rate (Rf) (1)	4.79%
Market premium (Rm) (2)	7.13%
Small capitalization premium (Rs) (3)	6.50%
Industry-specific risk (Rc) (4)	-0.33%
Company-specific risk (Rc) (5)	2.00%

Cost of equity (Ke)	20.09%

After tax cost of debt

Kd = Kb (1-t)

Borrowing rate (Kb) (6)	8.82%
Tax rate (t) (7)	39.00%

After tax cost of debt (Kd)	5.38%

Weighted average cost of capital

	Capital		Weighted
	Structure (8)	Cost	Cost

Debt	60.5%	5.38%	3.26%
Equity	39.5%	20.09%	7.93%

Weighted average cost of capital			11.18%

Weighted average cost of capital (rounded)			11.00%

Notes:

(1)	30-Year US Treasury bond closing yield for September 6, 2007, United States Treasury.

(2)	Large company risk premium (in excess of long term government bonds) from Morningstar’s, “Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook.”

(3)	Small capitalization risk premium (less than $262.7 million, in excess of large company stocks) from Morningstar’s “Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook.”

(4)	Based on the industry premium from Morningstar’s “Stocks, Bonds, Bills and Inflation Valuation Edition 2007 Yearbook for SIC Code 8721 (Accounting, Auditing and Bookkeeping Services).

(5)	Taking the company private will place additional burden on the company by increasing debt expense, we chose an additional risk factor of 5%.

(6)	Borrowing rate based on interest expense and debt as reported in 10-Q for the three months ending June 30, 2007.

(7)	Blended tax rate

(8)	Based on the Company’s book interest-bearing debt and book equity on June 30, 2007

Orion HealthCorp, Inc.	Schedule 8
Net Operating Losses Analysis
Valuation Date: September 6, 2007

Net operating losses to date (1)	(953,945)

		2007	2008	2009	2010	2011
Projected annual gain/loss (2)		(1,257,339)	(1,790,165)	(1,017,867)	(320,601)	211,449

Adjusted net operating losses		(2,211,284)	(4,001,449)	(5,019,316)	(5,339,917)	(5,128,468)

Taxable amount		—	—	—	—	—

Tax benefit due to net operating losses @	39%	(490,362)	(698,164)	(396,968)	(125,034)	82,465

Periods to discount		0.25	1.00	2.00	3.00	4.00

Present value factors @	11%	0.9742	0.9009	0.8116	0.7312	0.6587

Present values of net operating losses		$(477,711)	$(628,976)	$(322,179)	$(91,425)	$54,320

Sum of present values		$(1,465,972)

Notes:

(1)	Provided by management.

(2)	See schedule 6.

Orion HealthCorp, Inc.	Schedule 9
Transactions Involving Similar Companies
Valuation Date: September 6, 2007

			Price of	Invested		Pretax							IC/	IC/	IC/
Date	Company	Description	Equity	Capital	Revenues	Income	%	EBIT	%	EBITDA	%	P/E	Revenues	EBIT	EBITDA
Bloomberg

11/6/2006	Per-Se Technologies, Inc.	Delivers integrated financial and clinical software solutions and comprehensive business management solutions to physicians and healthcare organizations	1,160.1	1,643.9	541.2	n/a	n/a	52.3	9.7%	105.7	19.5%	n/a	3.04	31.42	15.56

7/20/2007	iSoft Group PLC	Develops and sells a range of information system products which support patient, clinical and business processes that are utilized by hospitals and healthcare organizations	315.3	466.8	175.2	n/a	n/a	(5.8)	-3.3%	1.6	0.9%	n/a	2.66	nmf	291.77

5/16/2007	iSoft Group PLC	Develops and sells a range of information system products which support patient, clinical and business processes that are utilized by hospitals and healthcare organizations	275.7	421.5	175.2	n/a	n/a	(5.8)	-3.3%	1.6	0.9%	n/a	2.41	nmf	263.46

2/19/2007	Vantagemed Corp	Provides healthcare information systems and services for physicians, dentists, other healthcare providers, and provider organizations	11.5	11.5	11.0	n/a	n/a	(1.1)	-10.2%	(1.0)	-8.9%	n/a	1.05	nmf	nmf

8/1/2007	Pathology Service Associates	Provides business services and support to independent pathology practices. It offers billing and collection services, coding compliance and billing performance reviews, practice	n/a	n/a	n/a	n/a	n/a

8/15/2007	AMSplus	Provides medical billing and practice management services. It offers hospital based practices, private office practices, consulting, provider enrollment, credentialing, coding, and	12.5	12.5	13.8	0.8	5.4%	n/a	n/a	0.9	6.7%	16.67	0.91	nmf	13.44

		Orion HealthCorp, Inc. financial parameters (1)			30.7	(3.8)	-12.4%	(2.4)	-7.8%	n/a	n/a

		High										16.67	3.04	31.42	291.77
		Low										16.67	0.91	31.42	13.44

		Median										16.67	2.41	31.42	139.51
		Mean										16.67	2.01	31.42	146.06

		Selected Multiple										16.67	2.01	31.42	146.06

		Orion HealthCorp, Inc. parameter (1)										(3.8)	30.7	(2.4)	n/a

		Calculated BEV (controlling, non-marketable)										(63.5)	61.9	nmf	n/a

		Less: interest bearing debt											(13.4)	(13.4)	(13.4)

		Implied equity value (controlling, non-marketable)										(63.5)	48.4	nmf	n/a

		Concluded equity value (controlling, non-marketable)										$48.422

Notes:

(1)	Based on latest twelve month financials as of June 30, 2007.

Orion HealthCorp, Inc.	Schedule 10a
Guideline Company Method
Valuation Date: September 6, 2007

		Multiples Based on Subject Company Fundamentals
					EQUITY /
		IC /	IC /	IC /	Pretax
	Notes	Revenue	EBITDA	EBIT	Income
Market multiple	(1)	1.0	11.0	13.4	11.3

		X	X	X	X
Current company fundamentals
Revenue	(2)	$30.7
EBITDA	(2)		n/a
EBIT	(2)			(2.4)
Pretax income	(2)				(3.8)

Indicated price of invested capital		31.8	n/a	(32.0)	—

Less: Interest bearing debt	(3)	(0.0)	(0.0)	(0.0)	—

Indicated equity fair market value		31.8	n/a	(32.0)	(43.0)

Indicated equity value on a non-controlling, marketable basis		31.8

Concluded equity value on a non-controlling, marketable basis		$31.781

Notes:

(1)	See Schedule 10d.

(2)	See Schedule 10c.

(3)	See Schedule 11.

IC = Invested capital

Orion HealthCorp, Inc.	Schedule 10b
Guideline Company Method (continued)
Summary of Guideline Publicly Traded Companies (1)
Valuation Date: September 6, 2007

		(A)	(B)	(A)x(B)=(C)	(D)	(C)+(D)=(E)	(F)	(E)+(F)
		August 17,	Shares	Market Value	Book Value	Market Value	Total Interest		Market-Based Capital
		2007	Out-	of Common	of Preferred	of Equity	Bearing Debt	Invested	Structure (Expressed
	Ticker	Stock	standing	Equity	Stock	(EQUITY)	(DEBT)	Capital (IC)	as a % of IC)
Company Name	Symbol	Price	(millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	EQUITY	DEBT
Orion HealthCorp, Inc.	ONH	0.17	105.5	17.9	—	17.9	13.8	31.8	56.4%	43.6%
CBIZ, Inc.	CBZ	7.59	65.6	497.9	—	497.9	110.0	607.9	81.9%	18.1%
McKesson Corporation	MCK	55.14	296.0	16,321.4	—	16,321.4	1,950.0	18,271.4	89.3%	10.7%
Amerisourcebergen Corporation	ABC	47.07	180.8	8,510.5	—	8,510.5	1,213.6	9,724.1	87.5%	12.5%
Cardinal Health, Inc.	CAH	67.30	378.2	25,452.9	—	25,452.9	3,473.3	28,926.2	88.0%	12.0%
AthenaHealth, Inc.	ATHN	16.00	6.3	100.6		100.6	17.0	117.6	85.6%	14.4%
MedAssets, Inc.	MDAS	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Owens & Minor, Inc.	OMI	39.31	40.6	1,597.4	—	1,597.4	369.0	1,966.4	81.2%	18.8%

								Average, rounded	80.0%	20.0%

Note:

n/a = not available
Notes:

(1)	Based on data provided by Bloomberg Business News.

Orion HealthCorp, Inc.	Schedule 10c
Guideline Company Method (continued)
Guideline Publicly Traded Company Analysis (1)
Valuation Date: September 6, 2007

		Guideline Cos.
		Revenue Divided							Pretax
	Data	by Subject	Revenue		EBITDA		EBIT		Income
Company Name	Date	Co. Revenue	($ millions)		($ millions)		($ millions)		($ millions)

Orion HealthCorp, Inc.	Jun-07		30.7	100.0%	n/a	n/a	(2.4)	-7.8%	(3.8)	-12.4%

CBIZ, Inc.	Jun-07	20.4	627.5	100.0%	61.0	9.7%	44.8	7.1%	46.7	7.4%
McKesson Corporation	Jun-07	3,064.7	94,190.0	100.0%	1,656.0	1.8%	1,342.0	1.4%	1,370.0	1.5%
Amerisourcebergen Corporation	Jun-07	2,125.6	65,326.9	100.0%	939.0	1.4%	834.8	1.3%	806.6	1.2%
Cardinal Health, Inc.	Jun-07	2,839.6	87,271.2	100.0%	2,501.9	2.9%	2,179.8	2.5%	1,255.1	1.4%
Owens & Minor, Inc.	Jun-07	206.2	6,336.7	100.0%	135.9	2.1%	102.6	1.6%	80.9	1.3%
AthenaHealth, Inc.	Aug-07	1.5	46.4	100.0%	3.9	8.4%	(2.5)	-5.4%	(10.8)	-23.3%
MedAssets, Inc.	Aug-07	5.2	159.7	100.0%	48.6	30.4%	29.7	18.6%	20.5	12.8%

Guideline companies’ average			36,279.8	100.0%	763.7	2.1%	647.3	1.8%	741.1	2.0%

Notes:

(1)	Based on data provided by Bloomberg Business News.

Orion HealthCorp, Inc. Guideline Company Method (continued) Summary Guideline Publicly Traded Company Multiples Valuation Date: September 6, 2007	Schedule 10d

	Multiples Based on Current Fundamentals
	IC /	IC /	IC /	EQUITY /
Company Name	Revenue	EBITDA	EBIT	Pretax Income
Orion HealthCorp, Inc.	1.0	n/a	nmf	nmf

CBIZ, Inc.	1.0	10.0	13.6	10.7
McKesson Corporation	0.2	11.0	13.6	11.9
Amerisourcebergen Corporation	0.1	10.4	11.6	10.6
Cardinal Health, Inc.	0.3	11.6	13.3	20.3
AthenaHealth, Inc.	2.5	29.8	nmf	1.2
MedAssets, Inc.	1.4	4.7	7.7	nmf
Owens & Minor, Inc.	0.3	14.5	19.2	19.7

High	2.5	29.8	19.2	20.3
Mean	0.8	13.1	13.2	12.4
Median	0.3	11.0	13.4	11.3
Low	0.1	4.7	7.7	1.2

Selected Multiples (1)	1.0	11.0	13.4	11.3

Notes:

nmf = Not meaningful

Orion HealthCorp, Inc. Historical Balance Sheet (1) Valuation Date: September 6, 2007	Schedule 11

	As of December 31,												5 Year	5 Year
	2002		2003		2004		2005		2006		June 30, 2007		Average	CAGR
Assets
Current assets
Cash	$262,327	1.4%	$141,553	0.8%	$701,846	1.7%	$298,807	1.4%	$643,632	2.1%	276,733	1.0%	409,633	25.2%
Accounts receivable	1,723,778	9.0%	1,369,591	7.8%	4,469,240	10.5%	2,798,304	12.7%	3,575,375	11.8%	3,508,244	12.1%	2,787,258	20.0%
Note receivable	223,178	1.2%	—	0.0%	—	0.0%		0.0%		0.0%		0.0%	74,393	-100.0%
Income tax receivable	—	0.0%	159,846	0.9%	—	0.0%		0.0%		0.0%		0.0%	53,282	nmf
Inventory	397,772	2.1%	338,470	1.9%	519,509	1.2%	206,342	0.9%	277,799	0.9%	250,947	0.9%	347,978	-8.6%
Prepaid expenses and other current assets	145,693	0.8%	156,320	0.9%	519,843	1.2%	715,671	3.2%	406,790	1.3%	576,763	2.0%	388,863	29.3%
Assets held for sale	—	0.0%	—	0.0%	—	0.0%	975,839	4.4%	502,147	1.7%		0.0%	295,597	nmf

Total current assets	2,752,748	14.4%	2,165,780	12.4%	6,210,438	14.7%	4,994,963	22.6%	5,405,743	17.9%	4,612,687	15.9%	4,305,934	18.4%

Fixed assets
Property and equipment	5,293,572	27.7%	5,496,639	31.5%	5,209,911	12.3%	6,569,404	29.7%	2,443,070	8.1%		0.0%	5,002,519	-17.6%
Less: accumulated depreciation and amortization	2,468,662	12.9%	3,237,657	18.5%	1,838,983	4.3%	5,827,438	26.3%	1,732,058	5.7%		0.0%	3,020,960	-8.5%

Net fixed assets	2,824,910	14.8%	2,258,982	12.9%	3,370,928	8.0%	741,966	3.4%	711,012	2.4%	616,868	2.1%	1,981,560	-29.2%

Other long-term assets
Intangible assets, excluding goodwill, net	—	0.0%	—	0.0%	26,876,995	63.4%	13,797,714	62.4%	14,343,429	47.5%	13,282,266	45.8%	11,003,628	nmf
Goodwill	8,045,735	42.1%	8,105,735	46.4%	5,373,645	12.7%	2,490,695	11.3%	7,815,303	25.9%	7,815,303	27.0%	6,366,223	-0.7%
Real estate	4,579,385	24.0%	4,000,000	22.9%	—	0.0%	—	0.0%	—	0.0%		0.0%	1,715,877	-100.0%
Investment in limited partnerships	306,654	1.6%	381,434	2.2%	—	0.0%	—	0.0%	—	0.0%		0.0%	137,618	-100.0%
Advances to limited partners	403,748	2.1%	440,423	2.5%	—	0.0%	—	0.0%	—	0.0%		0.0%	168,834	-100.0%
Loan fees	193,716	1.0%	103,788	0.6%	—	0.0%	—	0.0%	—	0.0%		0.0%	59,501	-100.0%
Other assets, net	—	0.0%	—	0.0%	534,314	1.3%	92,432	0.4%	1,907,710	6.3%	2,642,982	9.1%	506,891	nmf

Total other long-term assets	13,529,238	70.8%	13,031,380	74.7%	32,784,954	77.4%	16,380,841	74.1%	24,066,442	79.7%	23,740,551	81.9%	19,958,571	15.5%

Total Assets	$19,106,896	100.0%	$17,456,142	100.0%	$42,366,320	100.0%	$22,117,770	100.0%	$30,183,197	100.0%	$28,970,106	100.0%	26,246,065	12.1%

Liabilities and Stockholder’s equity
Current Liabilities
Accounts payable	$2,362,378	12.4%	$2,864,199	16.4%	$6,784,950	16.0%	$6,738,278	30.5%	$6,937,935	23.0%	$6,218,564	21.5%	5,137,548	30.9%
Accrued expenses	472,645	2.5%	1,274,340	7.3%		0.0%		0.0%		0.0%	89,279	0.3%	873,493	-100.0%
Income taxes payable	—	0.0%	—	0.0%	116,943	0.3%		0.0%		0.0%		0.0%	38,981	nmf
Lines of credit	1,665,657	8.7%	1,331,475	7.6%	—	0.0%		0.0%		0.0%		0.0%	999,044	-100.0%
Current portion of capital lease obligations	313,725	1.6%	6,928,542	39.7%	258,478	0.6%	92,334	0.4%	103,004	0.3%		0.0%	1,539,217	-24.3%
Current portion of long term debt	6,295,389	32.9%	265,251	1.5%	2,762,334	6.5%	2,768,366	12.5%	1,744,368	5.8%	2,273,907	7.8%	2,767,142	-27.4%
Current portion of long term debt held by related parties	116,909	0.6%	—	0.0%	—	0.0%	1,463,308	6.6%	325,000	1.1%	850,000	2.9%	381,043	29.1%
Liabilities held for sale	—	0.0%	—	0.0%	—	0.0%	452,027	2.0%	158,714	0.5%		0.0%	122,148	nmf
Other current liabilities	—	0.0%	—	0.0%	304,144	0.7%	25,000	0.1%	—	0.0%	—	0.0%	65,829	nmf

Total current liabilities	11,226,703		12,663,807		10,226,849		11,539,313		9,269,021		9,431,750		10,985,139	-4.7%

Non current liabilities
Capital lease obligations, net of current portion	—	0.0%	103,341	0.6%	540,274	1.3%	213,600	1.0%	155,034	0.5%	88,799	0.3%	202,450	nmf
Long-term debt, net of current portion	454,328	2.4%	—	0.0%	4,238,839	10.0%	2,871,593	13.0%	6,833,750	22.6%	6,573,751	22.7%	2,879,702	96.9%
Long-term debt, net of current portion, held by related parties	—	0.0%	—	0.0%	—	0.0%	1,000,000	4.5%	4,541,603	15.0%	3,969,338	13.7%	1,108,321	nmf
Deferred tax liability	—	0.0%	—	0.0%	620,977	1.5%	—	0.0%	—	0.0%		0.0%	124,195	nmf
Minority interest in partnership	—	0.0%	—	0.0%	169,500	0.4%	35,000	0.2%	—	0.0%	—	0.0%	40,900	nmf

Total non current liabilities	454,328	2.4%	103,341	0.6%	5,569,590	13.1%	4,120,193	18.6%	11,530,387	38.2%	10,631,888	36.7%	4,355,568	124.4%

Total liabilities	11,681,031	61.1%	12,767,148	73.1%	15,796,439	37.3%	15,659,506	70.8%	20,799,408	68.9%	20,063,638	69.3%	15,340,706	15.5%

Stockholders’ equity
Preferred stock	2,125	0.0%	2,038	0.0%	—	0.0%	—	0.0%	—	0.0%		0.0%	833	-100.0%
Common stock	106,635	0.6%	135,414	0.8%	21,660	0.1%	24,314	0.1%	130,034	0.4%	130,165	0.4%	83,611	5.1%
Additional paid-in-capital	15,065,801	78.9%	17,116,523	98.1%	56,602,786	133.6%	56,928,016	257.4%	63,876,039	211.6%	64,068,305	221.2%	41,917,833	43.5%
Accumulated deficit	(7,708,196)	-40.3%	(12,518,413)	-71.7%	(30,016,247)	-70.8%	(50,455,748)	-228.1%	(54,583,966)	-180.8%	(55,253,684)	-190.7%	(31,056,514)	nmf
Shareholder receivables	(8,250)	0.0%	(8,250)	0.0%	—	0.0%	—	0.0%	—	0.0%		0.0%	(3,300)	nmf
Treasury stock	(32,250)	-0.2%	(38,318)	-0.2%	(38,318)	-0.1%	(38,318)	-0.2%	(38,318)	-0.1%	(38,318)	-0.1%	(37,104)	nmf

Total stockholder’s equity	7,425,865	38.9%	4,688,994	26.9%	26,569,881	62.7%	6,458,264	29.2%	9,383,789	31.1%	8,906,468	30.7%	10,905,359	6.0%

Total liabilities and stockholders’ equity	$19,106,896	100.0%	$17,456,142	100.0%	$42,366,320	100.0%	$22,117,770	100.0%	$30,183,197	100.0%	$28,970,106	100.0%	26,246,065	12.1%

Notes:

(1)	Provided by Management

Orion HealthCorp, Inc. Historical Income Statement (1) Valuation Date: September 6, 2007	Schedule 12

											Jan. 1, 2007
	For the Years Ended December 31,										through		5 Year	5 Year
	2002		2003		2004		2005		2006		June 30, 2007		Average	CAGR
Net operating revenue	6,174,241	100.0%	3,535,879	100.0%	17,582,937	100.0%	29,564,885	100.0%	23,401,424	100.0%	16,445,932	100.0%	16,051,873	39.5%

Operating Expenses
Salaries and Benefits	1,604,562	26.0%	1,576,831	44.6%	5,055,249	28.8%	12,663,369	42.8%	10,807,413	46.2%	8,422,244	51.2%	6,341,485	61.1%
Physician group distribution	—	0.0%	—	0.0%	6,939,081	39.5%	8,314,975	28.1%	5,131,315	21.9%	2,371,495	14.4%	4,077,074	nmf
Management and affiliation fees	130,979	2.1%	110,829	3.1%	—	0.0%	—	0.0%	—	0.0%		0.0%	48,362	-100.0%
Rent	741,124	12.0%	931,425	26.3%	1,116,949	6.4%	1,707,579	5.8%	1,428,439	6.1%	930,790	5.7%	1,185,103	17.8%
Depreciation and amortization	745,731	12.1%	858,924	24.3%	651,731	3.7%	2,818,042	9.5%	1,732,058	7.4%	1,417,249	8.6%	1,361,297	23.5%
Professional fees	2,223,374	36.0%	1,097,264	31.0%	703,707	4.0%	1,910,555	6.5%	1,618,972	6.9%	667,252	4.1%	1,510,774	-7.6%
Insurance	—	0.0%	—	0.0%	534,650	3.0%	898,495	3.0%	462,276	2.0%	272,541	1.7%	379,084	nmf
Provision for doubtful accounts	5,753,734	93.2%	289,823	8.2%	1,065,137	6.1%	1,176,405	4.0%	204,573	0.9%	118,167	0.7%	1,697,934	-56.6%
Loss on sale of assets	2,149	0.0%	463,346	13.1%	—	0.0%	—	0.0%	—	0.0%		0.0%	93,099	-100.0%
Loss (gain) on sale of partnership interests	169,934	2.8%	(319,086)	-9.0%	—	0.0%	—	0.0%	—	0.0%		0.0%	(29,830)	-100.0%
Loss on terminated acquisition	1,977,382	32.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%		0.0%	395,476	-100.0%
Impairment on investment in land	1,500,000	24.3%	579,385	16.4%	—	0.0%	—	0.0%	—	0.0%		0.0%	415,877	-100.0%
Other	1,108,569	18.0%	1,235,096	34.9%	3,115,015	17.7%	5,024,169	17.0%	4,507,131	19.3%	3,268,572	19.9%	2,997,996	42.0%

Total operating expenses	15,957,538	258.5%	6,823,837	193.0%	19,181,519	109.1%	34,513,589	116.7%	25,892,177	110.6%	17,468,310	106.2%	20,473,732	12.9%

Net operating income	(9,783,297)	-158.5%	(3,287,958)	-93.0%	(1,598,582)	-9.1%	(4,948,704)	-16.7%	(2,490,753)	-10.6%	(1,022,378)	-6.2%	(4,421,859)	nmf

Other income / (expenses)
Miscellaneous income	4,651	0.1%	32,205	0.9%	(21,978)	-0.1%	(24,066)	-0.1%	(20,604)	-0.1%	-11,999	-0.1%	(5,958)	nmf
Equity (loss) in limited partnerships	(103,874)	-1.7%	194,444	5.5%	—	0.0%	—	0.0%	—	0.0%		0.0%	18,114	nmf
Gain on forgiveness of debt	—	0.0%	—	0.0%	2,427,938	13.8%	—	0.0%	1,006,164	4.3%		0.0%	686,820	nmf
Interest expense	(1,359,060)	-22.0%	(1,922,315)	-54.4%	(969,047)	-5.5%	(342,678)	-1.2%	(558,565)	-2.4%	-685,064	-4.2%	(1,030,333)	nmf

Total other income / (expenses)	(1,458,283)	-23.6%	(1,695,666)	-48.0%	1,436,913	8.2%	(366,744)	-1.2%	426,995	1.8%	(697,063)	-4.2%	(331,357)	nmf

Discontinued operations	—	0.0%	—	0.0%	(6,013,426)	-34.2%	(15,117,929)	-51.1%	(2,064,460)	-8.8%	1,049,725	6.4%	(4,639,163)	nmf
Minority interest in loss of partnerships	782,386	12.7%	—	0.0%	—	0.0%	(6,124)	0.0%	—	0.0%		0.0%	155,252	-100.0%
Preferred stock dividends	—	0.0%	—	0.0%	(606,100)	-3.4%	—	0.0%	—	0.0%		0.0%	(121,220)	nmf

Loss before Federal income tax benefit	(10,459,194)	-169.4%	(4,983,624)	-140.9%	(6,781,195)	-38.6%	(20,439,501)	-69.1%	(4,128,218)	-17.6%	(669,716)	-4.1%	(9,358,346)	nmf

Federal income tax benefit	(1,609,576)	-26.1%	(173,407)	-4.9%	—	0.0%	—	0.0%	—	0.0%		0.0%	(356,597)	nmf

Net income	$(8,849,618)	-143.3%	$(4,810,217)	-136.0%	$(6,781,195)	-38.6%	$(20,439,501)	-69.1%	$(4,128,218)	-17.6%	$(669,716)	-4.1%	(9,001,750)	nmf

EBIT	(10,459,194)	-169.4%	(4,983,624)	-140.9%	(6,781,195)	-38.6%	(20,439,501)	-69.1%	(4,128,218)	-17.6%	(669,716)	-4.1%	(9,358,346)	nmf
EBITDA	(9,713,463)	-157.3%	(4,124,700)	-116.7%	(6,129,464)	-34.9%	(17,621,459)	-59.6%	(2,396,160)	-10.2%	747,533	4.5%	(7,997,049)	nmf
Notes:

(1)	Provided by Management.

Orion HealthCorp, Inc. Ratio Analysis Valuation Date: September 6, 2007	Schedule 13

						5 Year	5 Year
	2002	2003	2004	2005	2006	Average	CAGR
Liquidity ratios
Current ratio	0.25	0.17	0.61	0.43	0.58	0.4	212.9%
Debt-free current ratio	0.87	0.20	0.83	0.68	0.75	0.7	60.9%
Quick ratio	0.21	0.14	0.56	0.41	0.55	0.4	238.7%
Debt-free quick ratio	0.75	0.17	0.76	0.66	0.71	0.6	70.2%

Leverage ratios
Debt (1) to assets	0.4	0.1	0.2	0.4	0.4	0.3	74.7%
Debt (1) to equity	1.1	0.3	0.3	1.3	1.4	0.9	99.7%
Debt (1) to total capital (2)	0.5	0.3	0.2	0.6	0.6	0.4	85.2%
Equity to total capital (2)	0.5	0.7	0.8	0.4	0.4	0.6	63.3%

Asset management ratios
Average collection period	n/a	157.47327	59.773267	44.247015	49.025317	77.6
Working capital turnover	n/a	-0.372747	-2.42282	-5.599007	-4.496975	-3.2
Debt-free working capital turnover	n/a	(0.8)	(3.5)	(16.6)	(11.4)	-8.0
Fixed asset turnover	n/a	1.4	6.2	14.4	32.2	13.6
Total asset turnover	n/a	0.2	0.6	0.9	0.9	0.6
Accum depr to gross fixed assets	46.6%	58.9%	35.3%	88.7%	70.9%	0.6	127.0%

Profitability ratios
Gross margin percentage	100.0%	100.0%	100.0%	100.0%	100.0%	1.0	75.0%
EBITDA profit margin	-157.3%	-116.7%	-34.9%	-59.6%	-10.2%	-0.8	nmf
EBIT profit margin	-169.4%	-140.9%	-38.6%	-69.1%	-17.6%	-0.9	nmf
Net profit margin	-143.3%	-136.0%	-38.6%	-69.1%	-17.6%	-0.8	nmf
Return on equity	-119.2%	-102.6%	-25.5%	-316.5%	-44.0%	-1.2	nmf
Return on assets	-46.3%	-27.6%	-16.0%	-92.4%	-13.7%	-0.4	nmf

Growth rates (year-to-year)
Revenues	n/a	-42.7%	397.3%	68.1%	-20.8%	1.0	nmf
Gross margin	n/a	-42.7%	397.3%	68.1%	-20.8%	1.0	nmf
EBITDA	n/a	-57.5%	48.6%	187.5%	-86.4%	0.2	nmf
EBIT	n/a	-52.4%	36.1%	201.4%	-79.8%	0.3	nmf
Net Income	n/a	-45.6%	41.0%	201.4%	-79.8%	0.3	nmf
Total assets	n/a	-8.6%	142.7%	-47.8%	36.5%	0.3	nmf
Debt-free net working capital	n/a	2147.8%	-85.9%	84.4%	-22.4%	5.3	nmf
Total equity	n/a	-36.9%	466.6%	-75.7%	45.3%	1.0	nmf
Notes:

(1) Debt defined as total interest bearing debt
(2) Capital defined as total interest bearing debt + total equity
EBIT = Earnings before interest and taxes.
EBITDA = Earnings before interest, taxes, depreciation and amortization.
CAGR = Compound annual growth rate
n/a = not available
nmf = Not meaningful.

Orion HealthCorp, Inc. Interest-bearing Debt Analysis Valuation Date: September 6, 2007	Schedule 14

				Weighted
Lender	Amount	Debt Share	Interest Rate	Interest Rate

Wells Fargo	$4,316,250	31.6%	10%	3.16%
Wells Fargo	1,732,368	12.7%	10%	1.27%
U.S. Bank Portfolio Services	2,700,000	19.8%	0%	0.00%
Convertible notes	50,000	0.4%	18%	0.07%
Insurance financing notes payable	49,040	0.4%	5%	0.02%
Related Party — Sellers of MBS	1,714,336	12.5%	9%	1.13%
Related Party — Phoenix/Brantley	3,105,002	22.7%	14%	3.18%

Total Debt	$13,666,996

Weighted Cost of Debt	8.8%

Orion HealthCorp, Inc. Sensitivity Analysis Valuation Date: September 6, 2007	Schedule 15

Base Assumptions

BEV caculated using income approach
WACC of 11%
Terminal Growth Rate of 4%
Guideline company method uses an IC/Revenue multiple of 1

Valuation Method Sensitivity Analysis

Discounted Cash Flow Method		0.20
Guideline Company Method		0.23
Similar Transactions Method		0.32

WACC Sensitivity Analysis

	9%	0.32
	10%	0.25
	11%	0.20
	12%	0.16
	13%	0.13

Terminal Growth Rate Sensitivity Analysis

	6%	0.28
	5%	0.23
	4%	0.20
	3%	0.17
	2%	0.15

Guideline Company Method Multiple Sensitivity Analysis

	0.00	0
	1.00	0.2
	2.00	0.46